
03022645

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Premier Oil Group plc

*CURRENT ADDRESS 23 Lower Belgrave St.
London
SW1W 0NR
United Kingdom

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34723 FISCAL YEAR 12/31/00

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT: 6/12/03

ANNUAL REPORT & ACCOUNTS 2000

PremierOil



www.premier-oil.com

bcf	billion cubic feet
boe	barrels of oil equivalent
boepd	barrels of oil equivalent per day
bopd	barrels of oil per day
bpd	barrels per day
EWT	extended well test
LIBOR	London Inter Bank Offer Rate
mboepd	thousand barrels of oil equivalent per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmscfd	million standard cubic feet per day
NGLs	natural gas liquids
NGOs	Non-Government Organisations
tcf	trillion cubic feet

HIGHLIGHTS







IMPROVED FINANCIAL POSITION

- Turnover increased by £26.2 million to £115.7 million
- Operating profit of £35.2 million for the year
- Net profit after tax of £6.1 million
- Revolving bank facility successfully re-financed at $250 million

MAJOR DEVELOPMENTS ON TRACK

- Myanmar – operated $650 million Yetagun project completed on time within budget
- Indonesia – West Natuna Gas development operational in January 2001, six months ahead of schedule
- Pakistan – Bhit field and Zamzama phase 1 developments underway

GROWING RESERVES BASE

- Booked reserves of 488 million mmboe
- Total reserves of 600 mmboe
- 380% replacement of year 2000 production

OUTSTANDING EXPLORATION AND APPRAISAL RESULTS

- 7 successful wells out of 12 drilled
- 3 important new gas discoveries in Indonesia – Naga, Iguana and Gajah Baru
- Ujung Pangkah appraisal – reserves of 450 bcf certified



> The prospects for 2001 are for significantly increased production and cash flow. I look forward to building further on the success of 2000.

I write to you at a time of increasing optimism for Premier. 2000 was a year of important operational progress, and the major projects on which we have been working for the last few years are now producing income. Oil and gas reserves have increased significantly, production is rising in 2001 and your Company is now reporting a profit again.

Financial results

Production for the year was 27,300 barrels of oil equivalent per day (boepd), a small reduction compared with 1999. Operating profits of £35.2 million (1999: loss £6.3 million) and profits after tax £6.1 million (1999: restated loss £27.7 million) show welcome improved profitability, largely due to high oil prices. However, the hedging programme that we were required to put in place at the time of the equity injection in November 1999 has limited the improvement in turnover and profits. These results exclude revenues of £11.8 million attributable to gas not taken under the take or pay terms of the Yetagun gas sales contract, recognition of which has been deferred until the gas is delivered in the future.

Earlier in the year we refinanced our bank debt. The $50 million increase in facility size to $250 million reflected a successful outcome and provides increased flexibility to fund developments. At year-end net debt (including project debt) increased as planned to £445.4 million, up from £267.6 million a year before. The increase reflects ongoing investment on our major gas developments. Net debt is expected to peak in 2001.

Operations

Highlights have included the completion of the Yetagun gas development in Myanmar – a $650 million platform and pipeline construction managed by Premier and brought onstream in May 2000 on time and within budget. Sales under our 30 year take or pay contract to sell 3 trillion cubic feet of gas to Thailand are progressing satisfactorily. The West Natuna project taking gas down a new 650 km pipeline to Singapore from Indonesia was brought onstream in January 2001, six months before the main contractual start-up due in July 2001. The official opening of this project, estimated to generate $8 billion in revenue to the West Natuna group (Premier 28%) over the 22 year contract life, was attended by the President of Indonesia and the Prime Minister of Singapore. These milestones, combined with an outstanding exploration and appraisal programme with seven successes out of 12 wells drilled, add up to an extremely successful operational year for Premier and provides the basis for consistent long term cash flow.

Following this exploration success the Group now has total reserves, including unbooked proved and probable reserves, of approximately 600 million barrels of oil equivalent (mmboe). With anticipated physical production in 2001 of about 50,000 boepd, the Group has a total reserve life of over 30 years. These operating statistics show that Premier has become a major player in Asian gas over the last five years, with a leading position in the developing ASEAN gas grid.

Other issues

As you may have read Premier was urged by the UK government in April last year to withdraw from Myanmar, although the government stressed that any such decision was for the Premier Board. Having carefully



considered this request the Board decided to continue to fulfil its contractual obligations to the gas buyer and our partners. It is our long held belief that constructive engagement and dialogue with all shades of opinion is more likely to bring progress in that country than continued isolation. I do believe that we have made a real difference by way of active participation in a range of social programmes within the country, and we are cautiously encouraged by recent dialogue between the principal players with helpful efforts from various international figures and organisations.

It is widely acknowledged by analysts and other commentators that Premier's share price does not adequately reflect the value of our oil and gas reserves or the potential of the business. I said in my interim statement to you in September that the Board and alliance shareholders Amerada Hess and Petronas were aware of the perceived depressive effect of the 50% alliance shareholding on the share price and were working together to find a way forward for the best interests of all shareholders. I remain confident that we can find a suitable way.

Dividend

The Board has considered a reinstatement of a dividend in the light of the improved financial performance. Due to the high level of net debt, it has been decided to conserve cash from operations at this stage. However, dividend policy remains under review.

Board

A number of changes have been made to strengthen the executive and non-executive team in line with commitments made at the time of the equity injection by Petronas and Amerada Hess. Scott Dobbie has joined us as a non-executive director. Scott has considerable City of London experience having been Managing Director of stockbrokers Wood Mackenzie and Chairman of NatWest Securities. He is currently Chairman of Crestco and the Securities Institute as well as a director of the Securities and Futures Authority and The Edinburgh Investment Trust.

I am also pleased to announce that Ronald Emerson has agreed to join Premier as a non-executive director with effect from 12 March 2001. Ronald has held a number of senior positions in the banking sector, most recently with Standard Chartered Bank where he was Group Head of Corporate Banking. Between 1997 and 1998 he was a Senior Advisor to the Bank of England, and between 1998 and 2000 a Senior Advisor to the Financial Services Authority.

Richard Liddell joined as Operations Director responsible for production, development and health and safety activities of the Group, after spending 18 years with Phillips Petroleum before joining BG Exploration and Production.

Steve Lowden, our Commercial and Business Development Director, left us after 13 years to take up a senior position in the United States. Rupert Lascelles has indicated his intention to step down at the next AGM, after serving for 30 years as a director in both executive and non-executive capacities. He has been one of the major influences in building Premier into a significant international independent. Both of them leave with our best wishes and thanks.

Outlook

The prospects for 2001 are for significantly increased production and cash flow, although the oil price will as ever impact the extent of the latter. The level of capital expenditure on existing projects will now decline, following the completion of the gas export platform and pipeline from our Natuna A block, in the second half of the year. We are working hard to commercialise reserves of over 100 mmboe not yet booked and also to build our exploration portfolio that has contributed so much to Premier recently achieving industry leading exploration and development performance. I look forward to building further on the success of 2000.

Sir David John KCMG

At the beginning of 1996 we reviewed Premier's strategy and performance and decided that we needed to improve our operating performance, particularly in exploration, and to focus on building a competitive strategic position in selected countries. We had plenty of experience internationally as an exploration operator, particularly in South and South East Asia, combined with a pioneering spirit. Our objective – apart from improving our operational performance – was to grow sufficiently in order to deliver more consistent financial performance and therefore break the boom and bust cycle of the majority of UK independents.

We have achieved a lot operationally. With significant strategic positions in three countries, we are a leading participant in Asian gas and the ASEAN gas grid. We are a significant production and development operator and industry leader measured by reserve replacement and finding and development costs. We now have oil and gas reserves totalling approximately 600 million barrels of oil equivalent, giving us a production base of over 50,000 barrels of oil equivalent per day for the next ten years, underpinned by long term gas contracts.

However, financially the front end expense of getting there has been extremely high, not helped by volatile oil prices and Asian economic difficulties, together with lower production than we had predicted from our existing asset base. We have managed to get through the financial pain but at a cost.

The share price performance, the reflection of success for any shareholder, has also been extremely volatile for the last three years. In late 1997 the share price reached a peak of 57.5p at an oil price of around $19 per barrel and at a time of considerably less underlying value in the business than today, only to descend to lows of 10p in early 1999 and 12p in June last year.

At the time of writing, we are under half that peak, whilst the oil price is stronger and underlying value – the net present value of future cash flows – is significantly higher than the current share price. The Board's overriding priority is to close this gap.

The Chairman has highlighted the completion of the Yetagun project and the achievement of early gas from West Natuna. I believe that our participation as an operator in these projects has enabled us to add real value in driving the commercialisation and development activities, which has made the considerable burden of operatorship of such large projects in difficult environments worthwhile. I would like to pay tribute to all my colleagues who have worked beyond what one could normally expect in achieving these milestones.

I would like to highlight again the increase in oil and gas reserves over the last few years,

> We now have oil and gas reserves totalling approximately 600 million barrels of oil equivalent, over 3.5 times the level of five years ago, giving us a production base of over 50,000 boepd for the next ten years underpinned by long term gas contracts.





with 2000 being no exception. As fields are wasting assets, replenishment is the life blood and future cash flow of upstream oil companies. Over the last five years we have added over 400 mmboe. Of the total of 600 mmboe, a little over 100 mmboe, principally discovered in 2000, remain unbooked and need a market – a priority for this year. This level of reserves makes us one of the strongest reserve backed companies relative to our market size at 2 barrels per £1 of market capitalisation.

First class new opportunities within our current exploration portfolio are becoming fewer, so we now have a need to replenish it. We will continue to focus on Asian gas, where we have experience, reputation and relationships. However, it is becoming a more competitive environment and we will also be looking for ground-floor opportunities where we have leverage to real upside in selected other areas.

The Chairman mentioned the request for us to withdraw from Myanmar. Our experience, predominantly in developing countries, leads us to address our approach to entry and then our 'licence to operate' in such countries, in the light of all stakeholders, both internally and externally. We are fully aware of the need for a responsible and transparent approach and adherence to an acceptable set of principles for doing business by both employees and contractors. I believe that our willingness and pro-active approach to engagement and debate with all shades of opinion; publication of our principles; our successful community programmes; our social audit process, currently in the final stages of completion; and our ability to provide informal help in areas where there is little contact or dialogue reflects this responsible and transparent approach. We cannot, as some observers feel, be responsible for actions throughout the countries in which we operate, but we do take responsibility in our areas of influence.

It is traditional for Chief Executives to thank their fellow employees for all their hard work and achievements. Almost invariably newcomers to Premier remark on the very high level of commitment throughout the Company. We are lucky to have retained this despite changing faces and challenging times. I would also like to take this opportunity to thank Rupert Lascelles, who is retiring from the Board at the AGM, who has been a colleague for over 20 years, for his friendship, good humour, support and advice. Together with Roland Shaw our former Chairman and Chief Executive, he shaped the character of Premier as a pioneering independent oil company.

Charles Jamieson

Charles Jamieson



Production

Average working interest production for the period, excluding take or pay volumes for the Yetagun field of 3,000 barrels of oil equivalent per day, amounted to 27,300 boepd of which 76% was oil and 24% gas. This represents a 6% decrease compared with 1999 (29,100 boepd). The onset of production from Yetagun and higher volumes in Pakistan were offset by lower production from the UK, mainly relating to Wytch Farm, and from Indonesia.

Developments

The main focus of development expenditure has continued in the far east on Yetagun, which was completed in the period on time and within budget, and on the West Natuna Gas project, which came on-stream with early gas sales in January 2001, six months ahead of schedule. Also in Asia, the Bhit and Zamzama fields received Government of Pakistan approval for development of these fields. The extended well test (EWT) on the UK Kyle field over the period from May to November provided valuable reservoir information and the decision to develop the field was announced in October. Also in the UK, an agreement was signed for a phased development – to include an EWT – on the Chestnut field, and development activities for the EWT have commenced. Production from Kyle is planned for the first half of 2001.

Exploration and appraisal

A total of twelve exploration and appraisal wells were drilled in the year. Seven of these wells were successful in discovering or appraising oil and gas, and significant additional reserves are expected to be added to the Group's reserve base in future years as a result. The main focus of exploration and appraisal activity in the period has been in Indonesia where eight wells have been drilled. In addition, three wells were drilled in Pakistan and one in the UK. Exploration successes included three important new gas discoveries in Indonesia – Naga, Iguana and Gajah Baru, and the Sidayu oil discovery. Appraisal drilling was successful at Ujung Pangkah in Indonesia, Zarghun South in Pakistan and Kyle NE in the UK.

Reserves

The Group's working interest proved and probable reserves at 31 December 2000 were 488.4 million barrels of oil equivalent, an increase compared with 460.4 mmboe at the end of 1999. Reserve additions represent a 380% replacement of year 2000 production. The increase was attributable to an upward revision of gas reserves on West Natuna block A and additional oil reserves in Kyle after favourable EWT results. Pending commercialisation, no reserves have been booked in respect of the successful exploration and appraisal programme in the year. However the Group has estimated that, including unbooked reserves, it has a total reserve base of approximately 600 mmboe on a working interest basis. Working interest production in the year amounted to 9.9 mmboe, representing only 2.03% of our current booked reserve base. Production, excluding Yetagun take or pay volumes, is expected to be around 50,000 boepd in the year 2001.

> 2000 was a year of important operational progress, and the major projects on which we have been working for the last few years are now producing income.




Natuna Sea block A, Kakap and NW Natuna block 1
Borneo
Sumatra
Sidayu discovery
Java
Premier interests
Oil fields
Gas fields
INDONESIA

Indonesia

Production of oil from the Anoa and Kakap fields amounted to 5,100 boepd, a decrease of 35% on the corresponding period last year (7,900 boepd). This fall is due to the natural decline of these mature fields, together with the shut-in of production related to the West Natuna Gas development.

The West Natuna Gas development continued to make good progress. The Premier operated Anoa gas export project, on West Natuna block A, was 84% complete at year-end. The project is on schedule for completion in May 2001, ready for gas sales under the main gas sales agreement which is contracted to commence in July 2001. On Kakap, gas export work was also on schedule. The West Natuna Transportation System – the 650 km gas trunkline to Singapore – was completed and commissioned in December. Early gas production from the Anoa platform commenced in January 2001. Gas volumes will reach a plateau of 325 million standard cubic feet per day (mmscfd) under the main contract. Gas sales to Singapore's SembCorp Gas will continue for over 22 years. The gas will be sold to various end-users including SUT Cogen, Tuas Power and Exxon Chemicals. Over the life of the contact 2.5 trillion cubic feet (tcf) of gas will be produced generating gross revenues in excess of $8 billion. Premier has the largest stake in the West Natuna Gas project, at 28%.

The Naga-1 exploration well on West Natuna block A discovered gas in March. This was followed by the Iguana-1 gas discovery in April and Gajah Baru gas discovery in August, also on West Natuna block A. Negotiations are currently in progress for a second sale of gas from West Natuna block A.

On the Pangkah block, the Sidayu-1 well discovered oil and commercialisation and development possibilities are currently under review. The Ujung Pangkah gas field discovered in 1998 was also successfully appraised. Gross reserves for the field of 450 billion cubic feet (bcf) of rich gas has been confirmed and Premier is actively pursuing a market for the gas.

First gas from Premier operated Anoa field was delivered to Singapore via the West Natuna Transportation System in January 2001.

Pakistan

Premier's interests in Pakistan are held through its 50.1% share in Premier and Shell Pakistan BV, a joint venture company with Shell. Production in the year amounted to 3,100 boepd, up from 2,500 boepd in 1999.

The Kadanwari gas field produced 787 boepd. Work is underway to enhance the processing of gas at Kadanwari by bringing gas from the adjacent Miano field through the processing plant. The Qadirpur gas field produced at an increased average rate of 2,301 boepd net to Premier, following the installation of dehydration facilities last year. An expansion project to increase production from the Qadirpur field to 400 mmscfd is planned to start in 2001.

In the Kirthar licence area, agreement was reached by the Bhit field partners with the Government of Pakistan for the sale of 1 tcf of gas to Sui Southern Gas Company (SSGC). Negotiations of the gas sales arrangements were successfully concluded leading to the announcement of the signature of a gas sales agreement on 25 November 2000. Following this, full development of the field is now underway at an estimated cost of $285 million (Premier share $57 million). First gas is anticipated at the end of 2002 building to a plateau of 235 mmscfd in early 2003.


Zarghun
Zamzama
Bolan EL
Islamabad
Quetta
Lahore
Kalat R.P
Dadhar EL
Sukkur
Qadirpur ML
Ghauspur EL
Kadanwari ML
Dadu EL
KNS EL
Kirthar EL
Dumbar EL
Karachi
Premier interests
Gas fields
Bhit
Badhra
PAKISTAN

Early in the year a gas sales agreement was signed for the delivery to SSGC of 70 mmscfd of gas from the Zamzama field commencing in 2001 for a period of 21 months, and engineering work is now underway. Further gas sales from this substantial gas field, which has reserves of in excess of 2 tcf, are currently being pursued.

Three exploration and appraisal wells were drilled during the year – the successful Zarghun South appraisal well, the Dureji-1 exploration well and the Bhit Deep exploration well. Both the exploration wells were abandoned.



Premier is investing $270 million in the West Natuna Gas project

Bringing Indonesian gas to market

First gas from the Premier operated Anoa field was delivered to Singapore via the West Natuna Sea trunkline in January 2001. This marked the completion of the first phase of an ambitious project to supplement declining oil production by generating revenue from the area's large gas reserves. Premier has built additional processing facilities on the Anoa platform to handle increased gas volumes. The $3 million


Kerteh
MALAYSIA
Port Klang
Port Dickson
Singapore
Dumai
Gas Sales Trunkline
INDONESIA
Kakap PSC
Natuna Sea block A PSC
NW Natuna block 1 PSC

WEST NATUNA GAS PROJECT

OCTOBER 1996
Premier takes over as operator of Anoa oil production platform and becomes a stakeholder in several other nearby fields

1996–1998
West Natuna Sea operators plan gas export system to supplement declining oil production volumes

JANUARY 1999
Pertamina and SembCorp agree to buy 2.5 tcf of West Natuna gas for Singapore market

FEBRUARY 2000
Start of fabrication of additional processing facilities for Anoa gas export

JULY 2000
Start of construction on 650 km subsea trunkline from West Natuna to Singapore

DECEMBER 2000
West Natuna Transportation System, a 650 km gas trunkline to Singapore, completed and commissioned





Early Gas Project made sure that Premier could deliver gas before contractual start-up, in July 2001. The Anoa Gas Export Project, which involved constructing a new $86.6 million platform linked by a bridge to the main Anoa facility, will open the way for large scale gas sales. The Company has a 28% stake in the transmission system which is expected to deliver 325 mmscfd when it is fully operational.

Providing support for local people

In parallel with its developments in the Natuna Sea, Premier has launched an education programme aimed at enhancing the social and economic status of people on nearby Matak Island. Specifically, the programme aims to provide a new school building and a full-time teacher, and will train three local people to teach and sustain early childhood care and development. Over 100 young children are already enrolled in this scheme, which will also help adolescents and adults learn literacy, numeracy and relevant life skills, and has the long term aim of implementing sustainable income generated programmes.


Existing Anoa FPSO
New AGX Platform 2001
New subsea well SA-21
Risers
New subsea well SA-10
Existing Anoa Platform
WEST LOBE
EAST LOBE
Future tie-in from other fields
22" pipeline to SSTIS 2001

JANUARY 2001
Early gas delivered from Anoa

MAY 2001
Main Anoa gas export facilities scheduled for completion

JULY 2001
Contractual start of gas sales

Myanmar

The Premier operated $650 million Yetagun gas and condensate development was successfully completed on time and within budget in the period. This is a milestone for Premier, as Yetagun is now our largest asset by value, and the commencement of production proves our ability to develop and operate large projects successfully. First gas sales to PTT of Thailand commenced on 7 May 2000, and the full contractual rate of 200 mmscfd under the take or pay contract came into effect on 1 July. Working interest production, excluding take or pay volumes, amounted to 2,700 boepd averaged over the year. Including take or pay volumes the equivalent volume was 5,700 boepd. The Yetagun gas taken by PTT has continued to increase progressively towards the contract rate of 200 mmscfd, and volumes are expected to approach this level


MYANMAR
3,600 MW gas-fired power station
Yangon
Yadana
THAILAND
Wang Noi
M13
Yetagun
Ratchaburi
Bangkok
Mergui
Rayong
Khanom
Surat Thani
Phuket
Premier interests
Gas fields
Existing pipeline
MYANMAR



in 2001. Under the contract terms, payment will be due for the shortfall. The production facilities – platform, pipeline and condensate floating storage and offtake vessel – are all performing well, and in January 2001 the first cargo of 270,000 barrels of condensate were successfully marketed and sold. Engineering work on the Yetagun field capacity upgrade, initially to 260 mmscfd in late 2002, has commenced.

North West Europe

During 2000, the UK fields continued to provide the majority of Premier's production, averaging 16,600 boepd, despite the fact that all contributing fields are now past initial plateau periods. Premier's strategy in the UK continues to be one of enhancing value by selective investment to boost production and by reducing operating costs.

As in previous years, the largest element of UK production came from the Wytch Farm oil field, which produced at an average gross level of 68,300 boepd (Premier share 8,400 boepd) for the year. Since this field came off plateau in 1999, in order to limit the decline a new campaign of infill drilling utilising multi-lateral side-tracks of existing wells has commenced. A second rig has now started work in the field, as part of the plan to maintain production at around current levels into 2002.

The contribution from the Fife, Flora and Fergus oil fields for the year was marginally higher at 3,900 boepd. The Fife and Flora fields have continued to perform above expectations and a two well infill drilling programme on Fife in the fourth quarter of 2000 has yielded valuable additions to production and reserves. In February 2000, a flow-line failure caused the Fergus oil field to be shut-in. Repair work was undertaken but the discovery of a second leak deferred full restoration of production until late September 2000. Further infill drilling and de-bottlenecking activities are planned in the Fife area for 2001.

The Scott and Telford fields produced a net average of 1,400 boepd. Significant progress towards commercialising Kyle reserves was made in 2000, development of the field via Curlew field facilities was announced in October. Following successful completion of the 160 day EWT in early November from the 29/2c-12z well, and the successful testing of the 29/2c-13 NE appraisal well during October, government consent for the field development plan was obtained. Annualised gross oil production during the EWT amounted to 4,200 barrels of oil per


Scott, RobRoy, Ivanhoe,
Hamish, Telford
Chestnut
Kyle
Flora
Fife
Fergus
Galahad,
Mordred
Premier interests
Oil fields
Gas fields
Wareham
Wytch Farm
NORTH WEST EUROPE

day (bopd) from the 29/2c-12z well, which produced at initial rates of in excess of 13,000 bopd, in line with expectations. The appraisal well tested at rates in excess of 10,600 bopd under facility constrained conditions. Pipelay of the 18 km flowline and umbilical linking the Kyle subsea manifolds to the Maersk Curlew floating, production, storage and offloading (FPSO) vessel has now been completed and first oil is currently expected during the first half of 2001. The development plan envisages a further three wells which will be drilled during the second half of 2001 and 2002.

The Premier operated Chestnut oil field progressed with the signature of an innovative agreement in September 2000 with the contractor Brovig for a phased development. In the first of two phases of development a horizontal appraisal/ development well is being drilled. Following completion of the well as an oil producer, an EWT will be conducted lasting 100 days from mid May, using the Crystal Ocean FPSO. Government consent was received in January 2001, and production is expected to average around 10,000 bopd during the test. Subject to a successful outcome from the EWT, plans for a life of field development will be prepared. These are likely to involve the drilling of an injection well and modifications to the Crystal Ocean FPSO during the second half of 2001.

Albania

Following further appraisal of the Patos Marinza project and discussions with our partners, the Company has revisited its decision to exit, announced last year. Engineering and financing work has been undertaken with a view to achieving development go-ahead during 2001.

Richard Liddell

CASE STUDY
Yetagun





The Yetagun field has reserves of 3 trillion cubic feet of gas

The Yetagun gas field came onstream in May 2000. The event was a strategic milestone that marked the end of an exploration and development process that started ten years earlier. Premier, as operator, has been the prime mover in bringing this important energy source onstream. The task has involved designing and installing sophisticated production facilities 202 kms offshore in the remote Andaman Sea, as well as a 270 km pipeline that starts in over 100 metres of water and ends nearly 900 metres above sea level at the Myanmar/Thai border. The onshore pipeline traverses difficult

OFFSHORE GAS FACILITIES



FSO
PLEM
6" CONDENSATE PIPELINE
KP 0
6" EXPANSION OFFSET
6" riser
Platforms
24" riser
24" EXPANSION OFFSET
KP 0
24" Off-shore gas pipeline
Landfall
Tie-in point
On-shore
0 m
Sea-level
Protection cage
Protection cage
Conc. mattresses
Conc. mattresses
Conc. mattresses
Conc. mattresses
Sea-bed
-105 m

2.5 km — 50 m — 50 m — 60 m — 202 km

MAY 1990
Premier (Operator) and its partners given permission to explore blocks M13 and M14

1992
Yetagun discovery well spudded

1994
Commercial viability confirmed

1996–1997
Petroleum Authority of Thailand agrees to buy Yetagun gas

1997–2000
Construction of 67 km long onshore pipeline to carry gas from receiving point to buyer's receiving station on the Thai border

1998–1999
202 km subsea gas pipeline installed from Yetagun field to onshore receiving centre






terrain including rivers and steep jungle country on its way to its destination. The entire project was brought in on time and on budget, proving that Premier can deliver large scale projects in remote areas under difficult conditions.

The Yetagun field has reserves of approximately 3 trillion cubic feet of gas and 80 million barrels of condensate. It will initially produce approximately 200 million standard cubic feet of gas a day, but the production facilities can be upgraded to supply 400 mmscfd. Production of associated condensate will be 5,400 barrels per day. The Yetagun field is expected to have a production life of at least 20 years.

Contributing to socio-economic development

During the three year development phase of the Yetagun project, the Company has established a $1.5 million socio-economic programme, designed to provide the local community with knowledge and practical skills which will result in immediate improvement to their quality of life.

The programme, undertaken in conjunction with various NGOs, aims to provide:

- Health education
- Academic education
- Vocational training
- Income generation projects
- Sports and arts
- Environmental awareness

ONSHORE PIPELINE


PTT Receiving station
Metering station
Pipeline operating centre
Heinze River
Kyi Thamani Taung
Mahtaw Taung
Dawei River
BV2
Thitika Taung
Zinba River Valley
1000 m
900 m
800 m
700 m
600 m
500 m
400 m
300 m
200 m
100 m
Sea level
kms 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70

1998–2000
Construction of onshore pipeline Operating Centre and Metering Station

1999–2000
Two platforms, comprising nearly 30,000 tonnes of steel, installed over the field in 103 metres of water

1999–2000
100,000 tonne converted supertanker permanently moored in the field to act as a storage and loading facility for condensate

MAY 2000
First gas flows from Yetagun field

JULY 2000
Start up of main gas sales contract on 1 July



We returned to net profit of £6.1 million with further revenues of £11.8 million on gas contract take or pay volume deferred pending delivery of gas in the future.

Economic environment

The year 2000 saw the economic recovery in Asia continue, albeit at variable rates across the region. OPEC quota cuts made in 1999 led to markedly lower than normal stock levels in the year at a time of rising oil demand, resulting in unexpectedly strong and volatile oil prices throughout the period. The Brent price started the year at $25 per barrel and varied between $21 and $37 over the twelve months, before falling sharply late in the year after successive OPEC production increases in 2000 took effect. At year-end the price closed at $22.38 per barrel. The dollar/sterling exchange rate also varied significantly, with the pound weakening from $1.61 at the start of the year and testing lows of $1.40 in the second half before recovering to $1.49 at year-end.

2000 results

Profit after tax for the year 2000 was £6.1 million, compared with a restated loss after tax of £27.7 million in 1999.

Turnover for the year increased by £26.2 million to £115.7 million including our share of joint ventures' turnover of £16.3 million. The increase primarily reflected the benefit of higher oil prices, offsetting slightly lower production volumes.

In order to reduce the oil price volatility in revenues required to secure the equity injection by Amerada Hess and Petronas in late 1999, hedging contracts were entered into for approximately 70% of 2000 oil production at an average Brent price of $19.54 per barrel. The average Brent oil price in 2000 amounted to $28.39 per barrel, compared with $17.87 in the prior year. The impact of the hedge was to reduce turnover by £28.7 million and led to an average realised price, after hedging, of $21.62 per barrel. Realised gas prices increased by 41% to $2.64 per thousand standard cubic feet, mainly reflecting the onset of gas production from Yetagun.

Overall turnover amounted to £91.9 million from oil sales, £20.1 million from sales of gas with the balance of £3.7 million from other product sales and tariff income. The amount of £11.8 million due for payment in 2001 from the buyer of gas from Yetagun for volumes not taken, under the take or pay terms of the gas sales contract, has been excluded from turnover and is recorded as a liability in accordance with the Statement of Recommended Practice (Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities). Recognition of this revenue and the associated net profit has therefore been deferred until the gas has been delivered in the future.

Total cost of sales decreased to £65.4 million (1999: £68.4 million) reflecting the reduction in production volumes. These amounts do not include the Group's operations in Myanmar and Pakistan, which are treated as joint ventures under accounting standard FRS 9 Associates and Joint Ventures. Including joint ventures, underlying unit cost of sales amounted to £8.39 per boe (1999: £6.94 per boe). Operating costs including joint ventures rose to £4.09 per barrels of oil equivalent (boe) (1999: £2.69 per boe). This increase reflects the costs of the Kyle extended well test together with higher unit costs on certain declining fields in the UK

 

and Indonesia, offset by the start of new lower cost production in Myanmar. The unit cost of amortisation has remained broadly unchanged at £3.41 (1999: £3.53) per boe. Other operating income represents a writeback of income associated with a relinquished licence.

Administrative costs for the year amounted to £7.2 million, a fall of £2.9 million compared with 1999. The 1999 expenditure included certain one-off costs associated with the Group's rationalisation programme started in 1999, the benefits of which are now being realised.

Operating profits, including the contribution from joint ventures of £6.3 million, amounted to £35.2 million, up from a loss of £6.3 million in the corresponding period. The improvement largely reflects the higher turnover reported in 2000, together with an exceptional provision against oil and gas assets of £14.3 million made in 1999.

Net interest expenses, after deducting exchange gains of £3.4 million, were £18.8 million – up from £14.1 million in the comparable year. The increase in interest reflects the cessation of capitalisation of interest charges related to the Yetagun development following the commencement of operations. The exchange gain arose due to the strengthening of the US dollar against sterling, mainly in the first half of the year.

The taxation charge was reduced to £10.9 million (1999: restated £11.0 million). In December 2000 a new accounting standard FRS 19 Deferred Tax was introduced requiring full provision for deferred tax in contrast with the pre-existing partial provision basis of accounting for tax. The Accounting Standards Board has encouraged early adoption of the standard and accordingly the results for 2000 have been prepared under FRS 19. As a result, a prior year adjustment of £32.8 million has been charged directly to reserves, to reflect the move from partial to full provision in respect of earlier years.

Cash flow

Net cash flow from operating activities, excluding joint ventures, increased to £42.0 million, compared with £31.7 million in 1999. The increase largely reflects higher turnover. Cash flow from operations after deducting interest and taxation charges amounted to £8.1 million (1999: outflow £1.7 million). Including the joint ventures in Myanmar and Pakistan, cash flow from operations after interest and taxes amounted to £18.3 million.

Capital expenditure amounted to £141.4 million (1999: £100.7 million), reflecting the ongoing investment programme to bring our major developments on stream. Of this total, £129.0 million related to fields and developments, £12.4 million to exploration and appraisal activities. In addition to these amounts, which are shown in the consolidated cash flow statement, our share of capital expenditure in the joint ventures amounted to £18.9 million (1999: £30.6 million), of which £9.4 million related to fields and developments with the balance on exploration and appraisal work.

Financing strategy

Our financing strategy aims for an appropriate balance between equity and debt capital to fund investment activities. In the long run, exploration and appraisal is funded by equity, together with a proportion of operating cash flow, while field developments are substantially financed by debt. We seek a diversity of debt sources, and match debt maturity profiles and structures to the assets being financed. In April 2000 the Group's revolving bank credit facility was successfully re-financed at $250 million on improved terms. This represented a 25% increase in the facility amount thereby providing additional financial flexibility following a significant over-subscription on syndication.

Net debt

Net debt, including balances in joint ventures, increased to £445.4 million at 31 December 2000 (1999: £267.6 million). Gearing, defined as net debt (including joint venture balances) divided by net assets, increased to 153% (1999: restated 97%)



reflecting the continued capital expenditure on our major investment projects. Net debt is anticipated to peak in 2001 and is well within our covenanted borrowing capacity.

Risk management

The main economic factors affecting our results are the price of crude oil, which is denominated in US dollars, and the dollar/pound exchange rate as results are reported in sterling. We undertake oil price hedging periodically, within Board approved limits, to protect operating cash flow against oil price falls. For the year 2001, the Board has approved oil price hedges in respect of 56% of expected working interest oil production (approximately 26% of total oil and gas production). Two thirds of these hedges are through options with an average floor price of $21.33 per barrel and an average ceiling price of $30.54 per barrel. The remaining one third represents a number of swaps at an average price of $24.51 per barrel.

Exchange rate exposures relating to non-sterling receipts and expenditures were not materially hedged in the year. We mainly use dollar receipts and, when required, buy dollars with sterling to fund dollar expenditure on developments. Translation exposure relating to our dollar denominated assets is partly hedged by borrowings in the same currency. At 31 December 2000 we had non-sterling borrowings (including the Yetagun project loan of $187 million) of $667 million (1999: $641 million).

Currently all funding is undertaken on a longer term basis with 68.4% of total borrowings (excluding the Yetagun project loan) at 31 December 2000 maturing between two and five years with the balance maturing in more than five years. The Yetagun project loan finally matures in 2009.

We manage interest rate exposures through a balance of fixed and floating rate debt and periodic use of interest rate hedging instruments within Board approved limits. At the end of 2000 there were no interest rate hedges in place and the balance of our total debt was 61.7% fixed rate and 38.3% floating rate. At the year-end, of the cash and short-term deposits of £27.2 million, £23.1 million was invested in floating rate bank deposits or A1/P1 commercial paper. Cash and short term deposits are mainly held in sterling.

To reduce the potential financial impact of the physical risks associated with exploration and production, we insure our physical assets including oil exploration, development and production assets. We also obtain business interruption insurance cover for a proportion of cash flow from producing fields. The insurance programme includes certain limits and deductibles.



John van der Welle





Our pursuit of energy resources is currently focused on South East Asia, where we are bringing onstream large volumes of natural gas to be sold into local markets. Some of these operations take place in countries with political systems that are criticised by the international community.

We respect the political and human rights concerns of certain governments and non-governmental organisations in relation to these issues. Our experience, however, has shown that investment in sustainable development, supported by dialogue and constructive engagement with local communities, is an effective method of achieving lasting improvement in quality of life at a local level.

Our policy is to operate according to a clearly defined set of principles which, taken together, amount to a statement of – and commitment to – corporate social responsibility. For us, this term encompasses human rights, employee rights, environmental protection, community involvement, supplier/contractor relations and stakeholder rights. It enables us to understand fully the impact of our involvement, and also helps us to explore courses of action which mitigate that impact.

The underlying driver of our Corporate Social Responsibility programme is stakeholder dialogue – talking to the people who are affected by our operations. If we can understand their hopes, fears and aspirations, we can try to accommodate their interests alongside our own, to produce a course of action that is acceptable to all.

During 2000, we commissioned a Social Performance Audit to define our social and environmental impacts, measure them and communicate our performance inside and outside the Company. The first stage of this process involved consultations with individual groups of stakeholders: employees, non-government organisations, community programme partners, local communities in areas of operation, governments and shareholders.

The groundwork and data collection was carried out by EQ Management, an independent consultancy specialising in ethical impact assessment. The entire process is verified by the Corporate Citizen Unit of Warwick University's Business School.

The results of the first stage of the Audit will be available as the Premier Oil Social Performance Report in May 2001. This will also be on our website (www.premier-oil.com).

We are now processing the feedback from the Social Performance Audit to develop a Social Management System which is designed to make the concept of social responsibility an integral part of our operational and management functions. This programme will be communicated to employees through a series of training modules aimed at instilling and reinforcing our core belief: that our operations, in every country, should have net social and economic benefits to the society concerned.

> Our experience has shown that investment in sustainable development, supported by dialogue and constructive engagement with local communities, is an effectived method of achieving lasting improvement in quality of life at a local level.



Based on experience gained through years of continuous investment, we firmly believe that constructive engagement enables us to exert a positive influence for social improvement in the countries where we operate.

By remaining engaged, we can exercise direct control over those activities which fall within our immediate responsibility, and by operating to the highest international standards, we can ensure that there is a net gain to the community. Our presence also gives us the opportunity to exert a positive influence in relation to factors that we do not directly control. This has enabled us, for example, to co-ordinate a Human Rights Seminar in Myanmar attended by representatives from the local government's Home Affairs, Defence, Justice and Attorney General's departments. In this way, through direct control and through local influence, we believe that our presence can secure an outcome that materially benefits the communities where we operate and acts as a force for social improvement on a national level.

We have continued to support a wide variety of community projects in the countries where we operate (see our website for full details). This year, we will help to establish the Tenasserim nature reservation in Myanmar, while in Pakistan we have supported the Dureji water project and a mobile health clinic in the Kirthar National Park.

We do not seek to justify our presence in certain countries through these community projects. Rather, we consider that they are a necessary adjunct of the sustainable development that we are trying to achieve through constructive engagement.

The International Labour Organisation adopted a number of resolutions relating to labour rights in Myanmar. And as a member of this organisation, Premier is ready to show compliance with these measures.

Our goal is to achieve sustainable development in countries such as Myanmar and Indonesia. We believe that our operations represent an opportunity for the local communities to benefit from a range of financial, social and educational advantages, and that our presence can help to ensure that these advantages are delivered to the people that need them.

Our health, safety and environmental performance made good progress in 2000. Internally, the most important advance has been the restructuring of the HSE management system to conform with current standards of industry best practice. The new system played a significant role in helping us to gain DTI approval as operators of the Chestnut extended well test.



Risk reduction is a cornerstone of our Corporate Safety Policy. During 2000, we undertook quantitative risk assessments of our assets in Myanmar, Indonesia and in relation to the Chestnut development. These efforts are part of a larger initiative to build an overall risk picture of the Company, focused on reducing major accident risk on a long-term basis. A major positive change in safety culture was achieved by setting consistent individual risk targets across all assets worldwide.

HEALTH & SAFETY

Our health and safety performance made good progress in 2000

Health & safety

We undertook a full programme of emergency co-ordination training during the year. As part of the new health, safety and environmental (HSE) management system, streamlined emergency response procedures have replaced complex unwieldy manuals.

A new computerised accident/incident reporting system has been developed in-house to replace the old paper based system. It enables online review of multiple key performance indicators and introduces electronic progress chasing to ensure that remedial actions are rapidly completed.

One of our key measures of HSE performance in our business is the loss time incident frequency (LTIF). In total for 2000 there were 13 lost time incidents throughout the whole Group. These resulted in an LTIF of 2.39 incidents per million man-hours worked. An increase in construction activities, which are historically more prone to incident than steady state production operations, and an increased reporting awareness through our reviewed systems, have, in our opinion, contributed to the slightly raised statistic compared to last year.

Since Yetagun came onstream, our Myanmar operations have exceeded a stretched target LTIF, set considerably below E&P industry benchmarks. In Pakistan our operations achieved over one third of a million man-hours without lost time incident at the end of the year. These outstanding performances are set to continue into 2001.

Environmental issues

Our environmental policy objective is to understand fully the impacts that our operations have or could potentially have on the environment and to improve our environmental performance on a continuous basis. The HSE management system is designed to provide us with a method of systematically identifying all emissions, discharges and potential incidents and assessing their short and long term effects on the environment and the community.

During 2000, we conducted environmental assessments in relation to our drilling programmes offshore in Indonesia, onshore in Pakistan and for the offshore Chestnut Development in the UK. We have held detailed discussions about these projects with interested stakeholders, and in Pakistan we are particularly proud of the implementation of our range management plan for the Dureji well, which improved the grazing available to ibex and wild sheep during an otherwise difficult period. Additionally, in Pakistan we have funded an independent international study into the wildlife and flora of the Kirthar National Park. This will provide valuable base-line data from which we can accurately assess the impact of potential exploration activity. In Myanmar



we have continued to monitor the onshore pipeline route from its landfall to the Thai border, and can report that the reinstatement programme has been particularly successful.

Environmental reporting throughout the Company has been strengthened in 2000 to capture new production facilities coming onstream in both Myanmar and the UK. In Indonesia, we achieved an oil in produced water content of between 4 and 30 parts per million (ppm) against a local requirement of 75 ppm.

HSE reporting will be substantially enhanced in 2001, with the early introduction of both proactive and reactive key performance indicators.

BOARD OF DIRECTORS
The people


1 2


3 4


5 6


7 8


9 10


11 12

1. **Sir David John,** Chairman, became non-executive Chairman on 1 March 1998. He is non-executive Chairman of the BOC Group plc and a non-executive director of Balfour Beatty PLC and The St Paul Companies Inc in Minnesota, USA. He is Chairman of the Nomination Committee and a member of the Audit and Remuneration Committees. Age 62.

2. **Charles Jamieson,** Chief Executive is a Chartered Accountant and MBA. He became Premier's Finance Director in 1981 after a career with Ernst & Young and Gulf Oil Corporation. He is a member of the Nomination Committee. Age 56.

3. **Richard Liddell** joined Premier in July 2000 as Operations Director. He is responsible for production, development and health and safety activities of the Group. He spent 18 years with Phillips Petroleum before joining BG Exploration and Production. Age 53.

4. **John van der Welle,** Finance Director qualified as a Chartered Accountant with Arthur Andersen. He joined Premier in March 1999 having previously been Finance Director at Hardy Oil & Gas plc after 12 years at Enterprise Oil plc, most recently as Group Treasurer. Age 45.

5. **Ian Gray** joined the Board as a non-executive director in January 1996. He was Vice President of International Exploration and Production for Amerada Hess. He joined Amerada Hess in 1995 from Conoco. He is a member of the Audit Committee. Age 62.

6. **Azam Alizai** joined the Board as a non-executive director in March 1997. His career has included appointments as Director of the Oil, Gas and Mining Department of the International Finance Corporation and Chairman of West Pakistan Industrial Development Corporation and Sui Northern Gas Pipeline in Pakistan. He is a member of the Audit Committee. Age 69.

7. **John Orange** joined the Board as a non-executive director in February 1997. He held a variety of senior international management and legal posts during his 30 years with the BP Group. He is the Company's senior independent non-executive director, Chairman of the Remuneration Committee, Chairman of the Audit Committee and a member of the Nomination Committee. Age 58.

8. **Dato' Mohamad Idris Mansor** joined the Board as a non-executive director in November 1999. He is Senior Vice President, Exploration & Production Business at Petroliam Nasional Berhad (Petronas) based in Kuala Lumpur, Malaysia. He joined Petronas in February 1976. He is a member of the Audit Committee. Age 56.

9. **Sam Laidlaw** joined the Board as a non-executive director in 1995. He joined Amerada Hess in 1981 and is President and Chief Operating Officer of Amerada Hess Corporation and Chairman of Amerada Hess Ltd. He is a member of the Audit and Nomination Committees. Age 45.

10. **Tan Sri Dato' Mohd Hassan Marican** joined the Board as a non-executive director in November 1999. He is President and Chief Executive Officer of Petronas based in Kuala Lumpur, Malaysia. He is also the Chairman of Engen Ltd in South Africa. Age 48.

11. **Rupert Lascelles** has worked in the oil industry for 30 years following a career in the City of London and in insurance. He joined Premier as an executive director in 1971 and became a non-executive director in 1992. He is a member of the Audit and Remuneration Committees. Age 66.

12. **Scott Dobbie** joined the Board as a non-executive director in December 2000, having previously been Managing Director of stockbrokers Wood Mackenzie and Chairman of NatWest Securities. He is currently Chairman of Crestco and the Securities Institute as well as a director of the Securities and Futures Authority and The Edinburgh Investment Trust. He is a member of the Audit and Remuneration committees. Age 61.

Compliance

During the year ended 31 December 2000 the Company has established procedures and policies to ensure compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance laid out in the Financial Services Authority Listing Rules. The Company has complied with these provisions from the end of the third quarter 2000 except to the extent specified below.

The Board

The Board of Directors hold not less than eight meetings a year retaining full and effective control over the Group and monitoring executive management. The Board is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, corporate overhead costs and consideration of significant financing matters. No one individual has unfettered powers of decision. The Chairman's role is non-executive and the Chief Executive is supported by two experienced executive directors responsible for operations, exploration, development, production and finance. The Board also has eight non-executive directors with wide experience in commerce, as can be seen from their career histories in this report. In compliance with the Combined Code, Mr J R W Orange who is Chairman of each of the Audit and Remuneration Committees is identified as the Company's senior independent non-executive director. Matters reserved for Board decision are clearly laid down, including the appointment of the Company Secretary who is responsible for ensuring that Board procedures and rules are applied. Formal procedures are in place to enable individual Board members to take independent advice where appropriate. Details of the directors' service contracts are laid out on page 30.

Re-election of directors

In accordance with the Company's Memorandum and Articles of Association one third of both executive and non-executive directors retire each year, with their re-appointment being subject to the approval of the shareholders. This requires directors to submit themselves for re-election at least every three years.

The non-executive directors bring independent judgement to bear on issues of strategy, performance and resources including key appointments and standards of conduct. Non-executive directors comprise over one half of the Board. Of these, Sir David John, Mr J R W Orange and Mr S J Dobbie are considered to be wholly independent as defined in the Combined Code. Whilst the other non-executive directors, as a result of their long association or employment with the Company or their relationship to a shareholder, might be considered not strictly to fall within this definition, the Board considers that this is outweighed by the range of experience and contribution they make to the Company. Selection of suitable non-executive directors is a matter for Board approval.

Board committees

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee, each of which has formal terms of reference approved by the Board.

An objective and professional relationship is maintained with auditors, Messrs Ernst & Young. The Audit Committee comprising only the non-executive directors meets three times a year for a detailed review of the Group's accounts and its internal controls. Its members are Mr J R W Orange (Chairman), Sir David John, Mr M A K Alizai, Mr I Gray, Mr W S H Laidlaw, Mr R J O Lascelles, Mr S J Dobbie and Dato' Mohamad Idris Mansor.

The Remuneration Committee meets at least once a year and determines the remuneration of the executive directors and senior employees. Its members are Mr J R W Orange (Chairman), Sir David John, Mr R J O Lascelles and Mr S J Dobbie. Full details of the directors' remuneration are shown in the Remuneration Report on pages 30 to 33.

The Nomination Committee meets at least once a year to consider the composition of the Board in relation to the appointment of new directors. Its members are Sir David John (Chairman), Mr W S H Laidlaw, Mr J R W Orange and Mr C J A Jamieson.

Although the Combined Code recommends that the majority of the members of the Audit and Nomination Committees and all members of the Remuneration Committee should be independent non-executive directors, the directors consider that the diversity of experience available from the current members of these Committees is of greater benefit than would otherwise be available.

Internal control

The directors are responsible for establishing, maintaining and reviewing the Group's system of internal control. Internal control systems in any Group are designed to meet the particular needs of that Group and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against material mis-statement or loss. The key procedures which the directors have established with a view to providing effective internal control are as follows:

Management of Business Risks – An ongoing process, in accordance with the Turnbull guidance, has been established for identifying evaluating and managing the risks faced by the Group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level.

The directors receive assurance directly from the business units and functional management through the completion of declarations confirming compliance with the Group's policies & procedures and risk management processes.

Premier has adopted a consistent framework model for application across the Group and an annual report is produced on compliance with that model and with the Group risk management process. The report is presented to the Audit Committee.

Monitoring – A comprehensive control manual is in force which regulates a wide range of day to day activities both in the UK and overseas offices including environmental controls, health and safety regulations and political risks. The application of internal control procedures are reviewed during visits to the overseas offices by head office staff. Audits are carried out by partners in joint ventures from time to time.

During 2001 the key business risks identified will be formally discussed by the Group Executive Committee on a quarterly basis and regular monitoring reports will be produced to update them on progress.

The Board will receive regular reports on any major problems that have occurred and how the risks have changed over the period under review.

Management Structure – The Board has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive director has been given responsibility for specific aspects of the Group's affairs. The executive directors together with key senior executives constitute the Executive Committee which normally meets weekly.

Corporate Accounting – Responsibility levels are communicated throughout the Group as part of corporate accounting and an authorisation manual which sets out, inter alia, authorisation levels, segregation of duties and other control procedures.

Quality and Integrity of Personnel – The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses.

Budgetary Process – There is a comprehensive budgeting system with an annual budget approved by the Board covering capital expenditure, cash flow, the profit and loss account and balance sheet. Monthly results are reported against budget, and revised forecasts for the year are prepared regularly.

Investment Appraisal – The Group has clearly defined procedures for capital expenditure. These include authority levels, commitment records and reporting, annual budget and detailed appraisal and review procedures. The authority of the directors is required for key treasury matters including changes to equity and loan financing, interest rate and foreign currency policy including hedging, oil price hedging, cheque signatories and opening of bank accounts. Comprehensive due diligence work is carried out if a business or an asset is to be acquired.

Going concern

After making enquiries and in the light of the Group's loan facilities, the Group budget for 2001 and the medium term plans, the directors have reasonable expectation that the Group has adequate resources to continue operations for the foreseeable future. The going concern basis for the accounts has therefore continued to be adopted.

Communication with shareholders

Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report and Accounts and the Interim Report which are sent to shareholders. There is regular dialogue with institutional investors, and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed and are dealt with in a timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group.

The directors submit their report and the audited Group accounts for the year ended 31 December 2000.

Results and dividends

The Group's net profit for the year amounted to £6.1 million (1999: restated net loss of £27.7 million).

A dividend is not proposed.

Activities

The principal activities of the Group are oil and gas exploration, development and production. The Group operates through subsidiary undertakings and joint ventures, details of which are shown on pages 46 to 47. A review of major activities, developments during the year and prospects for the future are included in the Chairman's Statement, the Chief Executive's Review and the Operational Review.

Annual General Meeting

The 67th Annual General Meeting of the Company will be held on Wednesday 16 May 2001 at 11.30am. Notice of the meeting accompanies this report.

Share capital

The Company's authorised share capital is split between Ordinary and Non-Voting Convertible Shares as detailed below:

- £94,702,182.40 divided into 1,894,043,648 Ordinary Shares of 5 pence each; and
- £1,810,712.60 divided into 36,214,252 Non-Voting Convertible Shares of 5 pence each.

There were no shares issued under the Company's share option schemes during the year and at the end of the year 17.97% of the authorised share capital of the Company remained unissued.

At the 1996 Annual General Meeting the directors were authorised for a period of five years to issue up to an aggregate nominal amount of £14,849,107 of unissued shares in the Company. This authority could be used for shareholders taking their dividend in shares rather than in cash and for employees exercising share options. It could also be used for the acquisition of assets by the Company should appropriate commercial opportunities arise, although at the present time the directors do not have any plans for such an issue. The number of shares remaining under this authority is 216,985,464 (£10,849,273.20 in nominal value). This authority expires on 7 May 2001 and as it is important for your Board to have this flexibility, a resolution to renew this authority for a further five year period will be put to the Annual General Meeting.

At the 2000 Annual General Meeting authority was given to the Board for one year to issue the unissued shares for cash either up to the full amount for a rights issue or up to 5% of the issued share capital, currently £3,959,011.83 for other opportunities. It is important for your Board to have this flexibility which is available for most companies. A resolution will be put to the Annual General Meeting to renew this authority.

Directors

The directors at the year-end and their interests in shares are shown in the Remuneration Report on pages 30 to 33 together with details of the remuneration of all directors who served during the year.

Richard Thomas Liddell was appointed an executive director on 3 July 2000.

Stephen Jonathan Lowden resigned as a director on 1 November 2000.

Scott Jamieson Dobbie was appointed a non-executive director on 4 December 2000.

Messrs M A K Alizai, C J A Jamieson and J R W Orange, the directors retiring by rotation, being eligible, will offer themselves for re-election at the Annual General Meeting.

Messrs C J A Jamieson and J A van der Welle have contracts of employment with a notice period for termination of 24 months. R T Liddell has a contract of employment with a notice period for termination of 12 months. None of the non-executive directors retiring by rotation have service contracts.

Substantial shareholders

At 12 March 2001 the Company had received notification from the following institutions of interests in excess of 3% of the issued ordinary share capital of the Company.

	Number of shares	Percentage holding
Amerada Hess Ltd	386,779,940	25%
Petronas International Corporation Ltd	386,779,940	25%
Keppel Corporation Ltd	46,750,000	3.02%

Payment policy

The Group's policy in respect of its suppliers is to establish terms of payment when agreeing the terms of business transactions and to abide by the terms of payment. The Company acts as a holding Company for the Group and does not have any external creditors.

Health, safety and the environment

It is the stated policy of the Company to ensure that the impact of its activities on the health and safety of its employees will be reduced to a level that is as low as reasonably practicable and to strive to achieve excellence in environmental standards. The Company will ensure that its operations meet statutory requirements and regulations and are carried out with minimal environmental impact. Over and above its legal responsibilities, the Company has a primary and continuing commitment to protect the health, safety and welfare of all its employees and of all personnel affected by and involved in its activities. This commitment is reflected in the Company's HSE Management System, which is communicated and applied throughout the Company's operations. The HSE Management System comprises a hierarchical system of policies, standards, guidelines and procedures to ensure that corporate policies are cascaded throughout the Company's world-wide activities, that sufficient resources are made available within the organisation to achieve effective implementation and that performance is regularly measured and reviewed.

Charitable contributions
During the year the Company made charitable contributions amounting to £43,697.

Auditors
A resolution to re-appoint Ernst & Young as auditors will be put to the Annual General Meeting.

By Order of the Board
Stephen Huddle
Company Secretary
12 March 2001

REMUNERATION REPORT

The remuneration, including pensions and compensation payments, of all executive directors is recommended to the Board by the Remuneration Committee. The Committee is composed entirely of non-executive directors and is chaired by Mr J R W Orange, who is the Company's senior independent director, and who was appointed on 17 November 1998. None of the executive directors of the Company are involved in determining their own remuneration.

The Committee consults with the Chief Executive and has access to professional advice from a leading firm of remuneration consultants. The Committee seeks to set remuneration at levels which ensure that directors and senior management are fairly and responsibly rewarded for their contributions. As recommended in the Combined Code on Corporate Governance ('the Combined Code'), a proportion of the remuneration available to the executive directors relates to targets which have been selected in order to link rewards to enhanced performance of the Company and the individual. The Committee believes that it has fully discharged its responsibilities during 2000.

The maximum amount of fees which may be paid to non-executive directors is currently set out in the Company's Articles of Association. Any increase requires the specific approval of the shareholders.

Compliance

The Remuneration Committee complies with Schedule A of the Combined Code regarding best practice provisions on the design of performance related remuneration. The Company has given full consideration to the provisions regarding matters to be included in the Remuneration Report set out in Schedule B to the Combined Code.

Contracts of service

Messrs C J A Jamieson and J A van der Welle have contracts of employment with a notice period for termination of 24 months. Mr R T Liddell has a contract of employment with a notice period for termination of 12 months. Non-executive directors do not have service contracts. In view of the statement in the Combined Code regarding the reduction of notice periods to one year, the Remuneration Committee has reviewed the situation and decided that any executive director appointed in the future, will be subject to a one year notice period for termination.

Directors

Directors at the year-end and their interests in shares, all beneficially held, were:

	1 January (or date of appointment if later) 2000	31 December 2000	12 March 2001
M A K Alizai			
S J Dobbie			
I Gray			
C J A Jamieson	664,301	664,301	**664,301**
Sir David John	100,000	100,000	**100,000**
W S H Laidlaw			
R J O Lascelles	600,000	600,000	**600,000**
R T Liddell			
Dato' Mohamad Idris Mansor			
Tan Sri Dato' Mohd Hassan Marican			
J R W Orange	50,000	50,000	**50,000**
J A van der Welle	150,000	150,000	**150,000**

Details of share options are shown later in this report on page 33.

Directors' remuneration and remuneration approach

The remuneration packages for executive directors comprise basic salary, benefits, share options, bonuses and pensions. The Remuneration Committee adopted a three tier incentive structure for 2000. The incentive element of the package consists of an annual cash bonus of up to 50% of salary payable immediately, provided certain performance criteria are met; a deferred annual bonus of up to 50% of salary awarded if the same performance criteria are met, paid in shares after a period of three years and a share option grant with an aggregate option value of up to 50% of salary. The release of deferred shares after three years is dependant upon the continuity of employment by the participants. Non-executive directors' remuneration consists of fees determined by the Board.

The remuneration of the directors during the year was as follows:

	Salary and fees 2000 £'000	Benefits in kind† 2000 £'000	Annual cash bonus 2000 £'000	**Total 2000 £'000**	Total 1999 £'000
Executive directors					
C J A Jamieson	260.0	14.9	91.0	**365.9**	295.0
R T Liddell[1]	90.0*	6.3	31.5	**127.8**	
J A van der Welle	180.0	14.8	63.0	**257.8**	165.3*
Former directors					
S J Lowden[2]	165.0*	13.9		**178.9**	211.7
Non-executive directors					
Sir David John (Chairman)	80.0			**80.0**	80.0
M A K Alizai[3]	15.0			**15.0**	15.0
R J O Lascelles[4]	20.0	4.2		**24.2**	21.7
J R W Orange	30.0			**30.0**	25.0
I Gray[5]	10.7*			**10.7***	
S J Dobbie[6]	2.1*			**2.1***	
Total for all directors				**1,092.4**	813.7

Notes:

Mr Laidlaw waived his fees of £18,300 for 2000 (1999: £18,300).

Dato' Mohamad Idris Mansor and Tan Sri Dato' Mohd Hassan Marican waived their fees for 2000 of £18,300 (1999: £18,300).

1 Mr R T Liddell joined the Company on 3 July 2000.
2 Mr S J Lowden resigned from the Company on 30 November 2000.
3 Mr M A K Alizai was paid US$ 116,600 (1999: US$ 116,600) for advisory services undertaken for the Group outside the UK.
4 In addition to Mr R J O Lascelles' fee he was paid £5,000 by the Company in respect of his role as Chairman of the Group's trade investment Baker Jardine & Associates Ltd, which was disposed of on 9 November 2000.
5 Mr I Gray took fees from the Company commencing 1 June 2000.
6 Mr S J Dobbie joined the Company on 4 December 2000.
† Benefits in kind represent car and fuel benefits and medical insurance.
* Part periods only.

Annual Bonus Scheme

As indicated above the annual bonus has an immediate cash and deferred shares element with up to 50% of salary payable under both. The performance measure for the bonus scheme is set by the Remuneration Committee each year giving due consideration to business objectives and strategy for the relevant year. The performance measures for the 2000 annual and deferred bonus were based upon a combination of financial and non-financial measures. The financial measure was the achievement of an agreed profit performance against an internal target set by the Remuneration Committee. The non-financial measure is based upon the whole executive team making sufficient progress towards the achievement of the new strategy for the business and is determined at the end of the year by the Remuneration Committee. The bonus is non-pensionable.

Long Term Incentive Plan ('LTIP') 1996 to 1998

Under the scheme, which was approved by shareholders in January 1996 as a 'one off' three-year arrangement, a cash bonus could be earned subject to the achievement of certain performance conditions. The payments under the scheme were to be made in two equal stages in 1999 and 2000. Under the terms of the plan, which is now closed but which has been fully disclosed in previous report and accounts, the second and final stage payments were made in March 2000. Mr C J A Jamieson received £54,000 and Mr S J Lowden received £36,000.

Pension schemes

Messrs C J A Jamieson, S J Lowden and R J O Lascelles are members of the Premier Consolidated Oilfields plc Retirement and Death Benefits Plan, 'the plan' (see Note 23 to these Accounts), from which Mr R J O Lascelles, a former executive director, receives a pension. The plan is a funded Inland Revenue approved final salary scheme, with a normal pension of up to two-thirds salary at the age of 60. Benefits are actuarially reduced on early retirement before age 60, while pensions increase in line with the lower of inflation or 5% per annum.

The Company has agreed to provide Messrs J A van der Welle and R T Liddell with a pension as if they were contributing members of the Premier Consolidated Oilfields plc Retirement and Death Benefits Plan, not subject to the earnings cap. For life insurance purposes Messrs J A van der Welle and R T Liddell are members of the Death Benefits Plan.

The pension entitlements of these directors earned during 2000 were as follows:

	Increase in accrued pension during the year[1] £'000	Accumulated total accrued pension at 31 Dec 2000[2] £'000	Accumulated total accrued pension at 31 Dec 1999 £'000	Transfer value of increase in accrued pension during the year[3] £'000
C J A Jamieson	17.4	136.0	117.3	257.1
R T Liddell[4]	1.4	1.4	–	14.0
S J Lowden[5]	6.9	37.8	30.7	49.2
J A van der Welle	3.3	5.8	2.5	24.3

Notes:

1 The increase in accrued pensions during the year excludes the increase due to inflation.

2 The accumulated total accrued pension at year-end represents the deferred pension to which the director is entitled based on service to the end of the year.

3 The transfer value has been calculated on the basis of actuarial advice in accordance with the guidance note 'GN11: Retirement Benefit Schemes – Transfer Values' issued by the Institute of Actuaries and the Faculty of Actuaries, less the director's own contributions.

4 Mr R T Liddell joined the Company on 3 July 2000.

5 Mr S J Lowden left the Company on 30 November 2000.

Members of the plan have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

No additional pension entitlements were earned under the plan by Mr R J O Lascelles during 2000.

An amount of £79,486 (1999: £78,285) was paid to Mr R C Shaw, a former Chairman in respect of unfunded pension liabilities.

Additionally, an amount of £25,829 (1999: £25,858) was paid to a former director, Mr J A Heath in respect of unfunded pension liabilities.

Share option schemes

The Company believes that share ownership by executive directors and senior executives strengthens the links between personal interests and those of shareholders. The Company operates three share option schemes. The Company will propose at the Annual General Meeting a new executive scheme and the introduction of a new all employee share scheme based upon the proposal in the Finance Act 2000. Full details of these schemes are contained in a separate letter to shareholders.

1985 share option scheme

Share options awarded under this scheme, which was approved by shareholders on 11 February 1985, can be exercised at the holder's discretion between three and ten years after being awarded. After ten years the options expire.

1995 share option scheme

Options granted under the 1995 scheme are normally exercisable not less than three years after their date of grant and will lapse unless previously exercised on their tenth anniversary. Options cannot be exercised until pre-determined performance conditions have been achieved. For options granted prior to 2000 the performance requirement was that the share price plus the value of dividends paid must, measured at the end of any consecutive three year period, have grown at a rate equal to or greater than the relevant peer Group of companies over the same period. Options granted following this date are dependant upon growth in the Company's earnings per share of at least 3% per annum compound above RPI over a three year period.

Save as You Earn share option scheme 1999

Under this scheme, approved by shareholders on 18 May 1999 employees (including executive directors) with six months or more continuous service are invited within a period of 42 days of the announcement of the annual and interim results to join this scheme. Employees may save between £5 and £250 per month, through payroll deduction for a period of three or five years, after which time they can acquire shares at a discount of up to 20% of the market value set at the time of invitation.

Gains made on directors' share options

No directors exercised options in 2000 or in 1999.

Interests in share options

Share options held beneficially by directors during the year were as follows:

Date which exercisable	Expiry date	Exercise price (pence)	C J A Jamieson	R J O Lascelles	R T Liddell	S J Lowden	J A van der Welle	Total
23.01.1993	23.01.2000	79.496	127,050	127,050		63,525		317,625
02.01.1994	02.01.2001	53.247	115,500	115,500		57,750†		288,750
03.01.1995	03.01.2002	28.095	262,500			52,500†		315,000
30.03.1996	30.03.2003	26.190	210,000					210,000
27.04.1997	27.04.2004	28.500	160,000			100,000†		260,000
18.10.1997	18.10.2004	25.500	150,000					150,000
26.04.2001*	26.04.2006	31.750	576,000			352,000†		928,000
07.04.2002*	07.04.2007	40.000	576,000			352,000†		928,000
16.04.2003*	16.04.2008	37.250	576,000			352,000†		928,000
06.04.2002*	06.04.2009	13.500					1,666,666	1,666,666
06.04.2003*	06.04.2009	13.500					1,666,667	1,666,667
06.04.2004*	06.04.2009	13.500					1,666,667	1,666,667
29.10.2002*	29.10.2009	17.250	1,800,000			1,200,000†		3,000,000
Total at 1 January 2000			**4,553,050**	**242,550**		**2,529,775†**	**5,000,000**	**12,325,375**
Options granted*								
20.04.2003*	19.04.2010	12.500	1,040,000			720,000†		1,760,000
18.09.2003*	17.09.2010	14.000	3,714,285		1,285,714	2,571,428†		7,571,427
Options lapsed								
23.01.1993	23.01.2000	79.496	127,050	127,050		63,525		317,625
Total at 31 December 2000			**9,180,285**	**115,500**	**1,285,714**	**0†**	**5,000,000**	**21,339,177**

* Options granted under the Premier Executive Share Option Scheme (1995).

Since the year-end 115,500 options held by Mr C J A Jamieson have lapsed (2 January 2001) and 115,500 options held by Mr R J O Lascelles have also lapsed (2 January 2001).

There have been no other changes in the share options held by directors since the year-end.

The market price of the Company's shares at 29 December 2000 was 15.25p (31 December 1999: 14.75p) and the range during 2000 was 15.75p–11.75p.

Note:

Premier Oil plc SAYE share option scheme 1999

1st Invitation (1999) – Messrs C J A Jamieson and S J Lowden chose to save £250 per month over a three year period, which if saved for the full term entitles them to exercise 64,583 share options each. These options were granted on 21 July 1999 with a discount of 20% of the market value set at the time of invitation to apply for options. Each option is exercisable at 15p. Mr S J Lowden cancelled his savings contract under the scheme's 1st invitation on 18 April 2000.

2nd Invitation (2000) – Mr S J Lowden contracted to save £250 per month over a three-year period, which if he had saved for the full term would have entitled him to exercise options over 86,495 shares. These options were granted on 24 April 2000.

Mr J A van der Welle contracted to save £250 per month over a one year period, which if he saves for the full term will entitle him to exercise options over 86,495 shares. These options were granted on 24 April 2000 at a discount of 20% of the market value set at the time of invitation to apply for options. Each option is exercisable at 11.2p.

† Mr S J Lowden resigned from the Company on 30 November 2000 at which time all his options lapsed.

Approved by the Board
12 March 2001

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT

Report to the shareholders of Premier Oil plc
We have audited the Accounts on pages 37 to 57, which have been prepared under the historical cost convention and on the basis of the accounting policies set out on pages 35 and 36.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 26 and 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Accounts.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Audit opinion In our opinion the Accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young
Registered auditor
London
12 March 2001

Accounting convention

The Accounts are prepared under the historical cost convention and in accordance with the Oil Industry Accounting Committee Statement of Recommended Practice – 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' and applicable accounting standards, including the adoption of the standards mentioned below.

The Group has adopted FRS 15 'Tangible Fixed Assets' for the year ended 31 December 2000 and the accounting policy concerning accounting for the cost, valuation and depreciation of tangible fixed assets has been expanded accordingly, resulting in no material adjustment. The Group has also adopted FRS 16 'Current Tax' and FRS 18 'Accounting Policies'. These result in no change to exisiting Group policies and have no effect on the Group for the current or prior years.

Adoption of FRS 19 'Deferred Tax' for the year ended 31 December 2000 resulted in a prior year adjustment as disclosed in the Statement of Total Recognised Gains and Losses.

Consolidation

The Group Accounts consolidate the accounts of Premier Oil plc and all its subsidiary undertakings drawn up to 31 December each year. No profit and loss account is presented for the Company as provided by Section 230 of the Companies Act 1985. Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the Group Accounts Premier's proportion of turnover, operating profit or loss, exceptional items, interest, taxation, gross assets and gross liabilities of the joint ventures are included ('gross equity method').

Turnover

Turnover represents the sales value of the Group's share of petroleum production during the year. Revenue received under take or pay gas sales contracts in respect of undelivered volumes is accounted for as deferred income.

Fixed assets

a) Capitalisation of oil and gas expenditure The Group follows the full cost method of accounting under which all expenditure relating to the acquisition, exploration, appraisal and development of oil and gas interests is capitalised in one of six cost pools: UK, Southern Europe, Far East, Pakistan, Australia and International. Proceeds on disposal of an interest are credited to the relevant cost pool.

Intangible fixed assets consisting of expenditure on significant new exploration areas and licences are excluded from the capitalised tangible cost pools pending determination of commercial reserves. Capitalised exploration expenditure is carried forward until either it is declared part of a commercial development or the licence area is abandoned, at which point the relevant total is transferred to the relevant tangible cost pool. The financing cost of borrowings in respect of a field development and related foreign exchange gains and losses are capitalised until production commences from that field.

b) Depreciation Amortisation of expenditure held in each tangible cost pool is provided using the unit of production method based on entitlement to proved and probable reserves of oil and gas and estimated future development expenditure expected to be incurred to access these reserves. Changes in reserves are accounted for prospectively. Pipeline assets are depreciated on a unit of throughput basis. Depreciation on other fixed assets is provided on a straight line basis to write them off over their estimated useful lives.

c) Impairment of value An estimate of the discounted future net revenues is made where there are indicators of impairment and compared to the net capitalised expenditure held in each cost pool. Where, in the opinion of the directors, there is an impairment, tangible and intangible asset values are written down accordingly through the profit and loss account.

Decommissioning

Provision for decommissioning is recognised in full at the commencement of oil and gas production. The amount recognised is the present value of the estimated future expenditure.
A corresponding tangible fixed asset is also created at an amount equal to the provision. This is subsequently depreciated as part of the capital costs of the production facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

Stores, crude oil and products

These are valued at the lower of cost and net realisable value. Under and over lifts of crude oil and stocks relating to production are recorded at market value.

Taxation

Deferred corporation taxes are recognised on a full provision basis for timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. Petroleum taxes are provided on a unit of production basis over the estimated remaining life of each producing field. The total tax for each producing field is calculated after deducting all expenditure incurred on that field. Deferred petroleum taxes are provided for on the difference between the amount of tax calculated on the unit of production basis and current tax payable.

Translation of foreign currencies

In the accounts of individual companies, transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end. Any gain or loss arising from a change in exchange rate subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation the closing rate method is used under which translation gains and losses on the opening net assets of overseas undertakings are shown as a movement in reserves. Profit and loss accounts of overseas undertakings and foreign branches are translated at the average exchange rate for the period. Exchange differences on foreign currency loans, to the extent that they relate to investments in operations accounted for in foreign currencies, are taken to reserves.

Pension costs

The cost of providing pension benefits is charged to the profit and loss account over the period of service of employees.

Royalties

Royalties are charged as production costs to the profit and loss account in the period in which the related production is accounted for.

Leasing and hire purchase commitments

Rentals payable for assets under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments ('derivatives') to manage its exposure to changes in foreign currency exchange rates and interest rates and oil price fluctuations.

Foreign currency forward contracts are used to hedge future foreign currency commitments. Gains and losses on these contracts are recognised at maturity.

The Group may enter into interest rate swap transactions in its management of interest rate exposure. Interest rate swap agreements involve the exchange of fixed and floating interest rate payment obligations without exchange of the underlying principal amounts. The results of these transactions are recognised in interest expense in the period hedged by the agreements.

Gains and losses arising on oil price derivatives are recognised in revenues from oil production when hedged volumes are sold.

The Group only undertakes derivative transactions that directly relate to the underlying business of the Group.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2000

	Note	2000 £m	1999 (restated) £m
Turnover			
Group and share of joint ventures		115.7	89.5
Less: share of joint ventures' turnover		(16.3)	(5.7)
Group turnover	1	99.4	83.8
Cost of sales	2	(65.4)	(68.4)
Exceptional provision for oil and gas assets	2		(14.3)
Gross profit		34.0	1.1
Other operating income		2.1	
Administrative costs		(7.2)	(10.1)
Group operating profit/(loss)		28.9	(9.0)
Share of operating profit in joint ventures		6.3	2.7
Total profit/(loss): Group and share of joint ventures		35.2	(6.3)
Profit on disposal of tangible fixed assets			2.4
Profit on sale of investment	10	0.6	
Profit on disposal of subsidiary			1.3
Net interest (payable)/receivable: Group	5	(14.5)	(14.6)
Joint ventures	5	(7.7)	0.5
Exchange gains*		3.4	
Profit/(loss) on ordinary activities before tax		17.0	(16.7)
Tax: Group	6	(8.7)	(11.0)
Joint ventures		(2.2)	
Profit/(loss) after tax		6.1	(27.7)
Earnings/(loss) per share (pence) – basic and diluted	7	0.39	(2.50)

* Exchange gains relate wholly to the Group.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2000

	2000 £m	1999 (restated) £m
Net profit/(loss) for the year excluding share of profits of joint ventures	9.6	(30.9)
Share of joint ventures' (losses)/profits for year	(3.5)	3.2
Net profit/(loss) for the year attributable to members of the parent company	6.1	(27.7)
Exchange difference on retranslation of net assets of subsidiary undertakings	8.0	8.6
Exchange difference on retranslation of net assets of joint ventures	0.6	(0.2)
Total recognised gains/(losses) relating to the year	14.7	(19.3)
Prior year adjustment	(32.8)	
Total losses recognised since the last annual report	(18.1)	

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December 2000

	2000 £m	1999 (restated) £m
Total recognised gains/(losses) relating to the year	14.7	(19.3)
New shares issued		133.4
Total movements during the year	14.7	114.1
Shareholders' funds at 1 January (restated)	275.8	161.7
Shareholders' funds at 31 December	290.5	275.8

Results relating to joint ventures are those of Premier & Shell Pakistan BV and Global Resources Ltd. Further details are provided in note 11 to these Accounts.

BALANCE SHEETS
As at 31 December 2000

	Note	Group 2000 £m	Group 1999 (restated) £m	Company 2000 £m	Company 1999 £m
Fixed assets					
Intangible assets	8	**46.7**	32.8		
Tangible assets	9	**494.1**	371.4	**0.1**	0.2
Investments	10	**19.1**	20.7	**692.4**	692.4
Investments in joint ventures:	11				
Share of gross assets		**257.1**	200.0		
Share of gross liabilities		**(158.6)**	(110.4)		
Total fixed assets		**658.4**	514.5	**692.5**	692.6
Current assets					
Stocks		**19.3**	12.1		
Debtors, including amounts due after one year	12	**75.9**	54.2	**3.8**	1.0
Cash and short term deposits	15	**27.2**	155.4		
Total current assets		**122.4**	221.7	**3.8**	1.0
Creditors: amounts falling due within one year	13	**(103.4)**	(90.5)	**(230.4)**	(200.3)
Net current assets/(liabilities)		**19.0**	131.2	**(226.6)**	(199.3)
Total assets less current liabilities		**677.4**	645.7	**465.9**	493.3
Creditors: amounts falling due after one year	14,15	**(347.6)**	(325.0)	**(214.2)**	(200.0)
Provision for liabilities and charges	17	**(39.3)**	(44.9)		
Net assets		**290.5**	275.8	**251.7**	293.3
Capital and reserves					
Share capital	19	**79.2**	79.2	**79.2**	79.2
Share premium account	20	**137.9**	137.9	**137.9**	137.9
Capital reserve	20	**14.5**	14.5	**14.5**	14.5
Merger reserve	20	**68.2**	68.2	**68.2**	68.2
Profit and loss account	20	**(9.3)**	(24.0)	**(48.1)**	(6.5)
Total shareholders' funds		**290.5**	275.8	**251.7**	293.3

Approved by the Board on 12 March 2001

Sir David John

C J A Jamieson

Directors

The accounting policies on pages 35 to 36 and notes on pages 40 to 57 form part of these Accounts.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2000

	Note	2000 £m	1999 £m
Net cash inflow from operating activities	21a	**42.0**	31.7
Returns on investment and servicing of finance			
Interest received		**7.0**	2.4
Interest paid		**(22.2)**	(23.9)
Loan issue costs		**(2.0)**	
		(17.2)	(21.5)
Taxation			
UK corporation tax paid (including advance corporation tax)		**(0.8)**	(7.1)
UK petroleum revenue tax paid		**(15.9)**	(4.8)
		(16.7)	(11.9)
Capital expenditure			
Payments to acquire fixed assets		**(137.5)**	(100.7)
Receipts from sale of fixed assets			32.5
Recovery of capital from joint venture			14.7
Investment of funds in joint venture		**(3.9)**	(1.0)
Receipts arising from entry into joint venture			63.9
		(141.4)	9.4
Acquisitions and disposals			
Proceeds from sale of investment		**0.7**	
Proceeds from sale of subsidiary undertaking			3.6
Disposal of cash with subsidiary undertaking			(0.2)
		0.7	3.4
Management of liquid resources*			
Net change in deposits		**127.3**	(144.8)
		127.3	(144.8)
Financing			
Issue of ordinary share capital			136.0
Share issue costs paid		**(0.5)**	(2.1)
Repayment of advances from joint venture partners			(16.3)
Repayment of loans			(9.4)
New loans			9.4
Net cash (outflow)/inflow from financing		**(0.5)**	117.6
Decrease in cash		**(5.8)**	(16.1)
Cash generated after interest and taxation		**8.1**	(1.7)
Cash flow generated per share (pence)		**0.5**	(0.2)

* The Group includes as liquid resources term deposits of less than one year and government securities.

Cash flow for the year ended 31 December 2000 excludes the cash flows of the joint ventures in accordance with FRS 9 'Associates and Joint Ventures'.

1 Geographical analysis

a) Turnover represents amounts invoiced exclusive of sales related taxes for the Group's share of oil and gas sales.

	2000 £m	1999 (restated) £m
Group turnover by origin and destination		
UK	68.4	57.8
Albania		0.2
Trinidad		0.2
Australia		1.1
Indonesia	31.0	24.5
Total Group turnover	99.4	83.8
Joint venture turnover by origin and destination		
Pakistan	10.2	5.7
Myanmar (destination Thailand)	6.1	
	115.7	89.5
Group operating profit/(loss) before tax		
UK	14.0	1.9
Albania	(0.1)	(0.3)
Australia	(0.2)	(0.3)
Indonesia	14.3	5.8
Other overseas	0.9	(1.8)
	28.9	5.3
Exceptional provision for oil and gas assets		(14.3)
Group operating profit/(loss)	28.9	(9.0)
Share of operating profit in joint ventures – Pakistan	6.1	2.7
– Myanmar	0.2	
Profit on disposal of fixed assets (UK)		2.4
Profit on disposal of investment	0.6	
Profit on disposal of subsidiary (Trinidad)		1.3
Net interest	(22.2)	(14.1)
Exchange gains	3.4	
Profit/(loss) on ordinary activities before tax	17.0	(16.7)
Net assets		
UK	142.8	116.9
Albania	15.6	12.0
Australia	19.0	20.6
Indonesia	303.4	177.2
Myanmar	24.2	23.5
Other overseas	9.9	6.6
	514.9	356.8
Share of net assets of joint ventures		
Pakistan	59.8	49.9
Myanmar	38.7	39.8
	613.4	446.5
Unallocated net borrowings	(322.9)	(170.7)
Total net assets	290.5	275.8

1 Geographical analysis continued

b) Turnover for the year ended 31 December 2000 excludes amounts due from the gas buyer under a take or pay contract for the Yetagun field, whereby they must pay for minimum levels of gas made available in each contract period irrespective of whether the gas is taken or not. Amounts invoiced but not taken at the end of 2000 were valued at £11.8 million. The gas buyer has the right to lift the contacted amounts not taken at the balance sheet date in future years.

2 Cost of sales

	2000 £m	1999 £m
Operating costs	**26.9**	25.3
Royalties	**6.0**	5.1
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**31.1**	36.2
Other	**1.0**	1.1
Amortisation of decommissioning assets	**0.4**	0.7
	65.4	68.4

Exceptional provision for oil and gas assets

	2000 £m	1999 £m
Impairment write-down of tangible fixed assets		14.3
	-	14.3

In 1999 the Group made a provision of £14.3 million in respect of non-core tangible fixed assets in Southern Europe.

3 Auditors' remuneration

	2000 £m	1999 £m
Audit services*	**0.2**	0.2
Non-audit services – UK	**0.3**	0.4
	0.5	0.6

* Of this, £10,000 (1999: £10,000) relates to the Company.

4 Employee costs

	2000 £m	1999 £m
Staff costs, including executive directors:		
Wages and salaries	**12.7**	14.1
Social security costs	**0.4**	0.5
Pension costs*	**1.1**	0.8
	14.2	15.4

	2000 Number	1999 Number
Average number of employees during the year:		
Technical and operations	**268**	205
Management and administration	**177**	180
	445	385

A proportion of the above, representing time spent on exploration and development activities, is capitalised.
* Of this, the cost of the defined contribution scheme was £130,107 (1999: £146,738).

Details of directors' emoluments, in aggregate and by director, together with details of pension entitlements, share options held and payments made under the Long Term Incentive Plan, are shown in the Remuneration Report on pages 30 to 33.

5 Interest

a) Interest receivable/(payable) – Group

	2000 £m	1999 £m
Receivable:		
Short term deposits	**6.2**	3.2
Payable:		
Convertible capital bonds	**(2.2)**	(2.2)
Bank loans and overdraft	**(10.6)**	(7.9)
Loan notes	**(14.7)**	(13.6)
Unwinding of discount on decommissioning provision	**(0.4)**	(0.3)
Other	**(1.6)**	(1.0)
	(29.5)	(25.0)
Interest charges capitalised	**8.8**	7.2
Net interest payable – Group	**(14.5)**	(14.6)

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production has not yet commenced. These finance charges were capitalised at a rate of 7.82% pa (1999: 7.09%), being the weighted average of rates applicable to general borrowings outstanding during the year.

5 **Interest** continued

b) Interest receivable/(payable) – joint ventures

	2000 £m	1999 £m
Receivable:		
Short term deposits	**0.2**	0.5
Payable:		
Long term bonds	**(11.7)**	(7.3)
Interest charges capitalised	**3.8**	7.3
Net interest receivable/(payable) – joint ventures	**(7.7)**	0.5

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production has not yet commenced. These finance charges were capitalised at a rate of 10.93% pa (1999: 10.93%), being the weighted average of rates applicable to the finance outstanding during the year.

6 Tax on profit on ordinary activities

a) Analysis of change in period

	2000 £m	1999 (restated) £m
Current tax:		
UK *corporation tax on profits of the period*	**0.7**	
Adjustments in respect of previous periods	**(1.3)**	(1.0)
	(0.6)	(1.0)
Petroleum revenue tax	**15.5**	9.6
Overseas tax	**1.3**	
Total current tax (note 6b)	**16.2**	8.6
Deferred tax:		
UK tax	**(0.3)**	0.2
Petroleum revenue tax	**(7.1)**	1.0
Overseas tax	**(0.1)**	1.2
Total deferred tax (note 17)	**(7.5)**	2.4
Tax on profit on ordinary activities	**8.7**	11.0

6 Tax on profit on ordinary activities continued

b) Factors affecting tax charge for period

	2000 £m	1999 (restated) £m
Group profit/(loss) on ordinary activities before tax	**18.4**	(19.4)
Group profit/(loss) on ordinary activities before tax* 30%	**5.5**	(5.8)
Effects of:		
Expenses not deductable for tax purposes	**0.2**	0.1
Accounting depreciation in excess of tax depreciation	**0.1**	8.0
Taxable income not credited to profit & loss account	**0.9**	0.4
Allowable deduction not debited to profit & loss account (primarily petroleum revenue tax)	**(4.7)**	(3.1)
Current tax losses not utilised		0.4
Current tax not related to profit before tax (petroleum revenue tax)	**15.5**	9.6
Adjustments relating to prior years	**(1.3)**	(1.0)
Current tax charge for period	**16.2**	8.6

c) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets. Such gains would become taxable only if the assets were sold without it being possible to claim rollover relief. The total amount not provided is £3.6 million. At present, it is not envisaged that any tax will become payable in the forseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are *continually reinvested by the Group, no tax is expected to be payable on them in the forseeable future.*

7 Earnings per share

The calculation of basic earnings per share is based on the profit/loss after tax and on the weighted average number of ordinary shares in issue during the year. The diluted earnings per share allows for the full conversion of the convertible capital bond and the full exercise of outstanding share purchase options (note 19) and adjusted earnings/losses.

Basic and diluted earnings/(loss) per share are calculated as follows:

	Profit/(loss) after tax		Weighted average number of shares		Earnings/(loss) per share	
	2000 £m	1999 (restated) £m	2000 millions	1999 millions	2000 pence	1999 (restated) pence
Basic	**6.1**	(27.7)	**1,583**	1,108	**0.39**	(2.50)
Convertible loan	**2.2**	2.2	**27**	27	*	*
Outstanding share options	**0.5**	0.5	**66**	49	*	*
Diluted	**8.8**	(25.0)	**1,676**	1,184	**0.39**	(2.50)

* As earnings per share are increased when taking the convertible loan and outstanding share options into account, they are ignored in the calculation of diluted earnings/(loss) per share.

8 Intangible fixed assets

	Oil and gas properties					
	UK £m	Southern Europe £m	Far East £m	Pakistan £m	International £m	Total £m
The Group						
Cost						
At 1 January 2000	20.7		9.5	0.3	2.3	32.8
Exchange movements	1.7		0.7		0.2	2.6
Additions during the year*	11.4	0.1	13.6		0.2	25.3
Transfer to tangible fixed assets	(7.0)		(7.0)			(14.0)
At 31 December 2000	**26.8**	**0.1**	**16.8**	**0.3**	**2.7**	**46.7**

* Additions are net of farm-out receipts.

9 Tangible fixed assets

	Oil and gas properties								
	UK £m	Southern Europe £m	Far East £m	Australia £m	Pakistan £m	International £m	Pipeline assets £m	Other fixed assets† £m	Total £m
The Group									
Cost									
At 1 January 2000	436.1	27.3	201.9	0.4	0.4	26.9	29.1	7.3	729.4
Exchange movements	29.8	2.1	11.7			1.5	2.3	0.1	47.5
Additions during the year*	15.1	1.2	45.3			0.6	45.4	1.1	108.7
Interest capitalised	1.3		6.9						8.2
Transfer from intangible fixed assets	7.0		7.0						14.0
Disposals								(0.1)	(0.1)
At 31 December 2000	**489.3**	**30.6**	**272.8**	**0.4**	**0.4**	**29.0**	**76.8**	**8.4**	**907.7**
Amortisation and depreciation									
At 1 January 2000	290.5	14.5	20.3	0.4	0.4	26.9		5.0	358.0
Exchange movements	19.0	1.1	1.5			1.5			23.1
Charge for the year	26.5		4.4			0.6		1.0	32.5
At 31 December 2000	**336.0**	**15.6**	**26.2**	**0.4**	**0.4**	**29.0**	**–**	**6.0**	**413.6**
Net book value									
At 31 December 2000	**153.3**	**15.0**	**246.6**	**–**	**–**	**–**	**76.8**	**2.4**	**494.1**
At 31 December 1999	145.6	12.8	181.6	–	–	–	29.1	2.3	371.4
The Company									
Cost									
At 1 January 2000	0.7					1.1		0.5	2.3
Additions during the year								0.1	0.1
At 31 December 2000	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.6**	**2.4**
Amortisation and depreciation									
At 1 January 2000	0.7					1.1		0.3	2.1
Charge for the year								0.2	0.2
At 31 December 2000	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.5**	**2.3**
Net book value									
At 31 December 2000	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**0.1**	**0.1**
At 31 December 1999	–	–	–	–	–	–	–	0.2	0.2

* Additions are net of farm-out receipts.

† Other fixed assets comprise short leasehold property, which cost £0.5 million and accumulated depreciation £0.4 million, office equipment and motor vehicles.

Cost of the Group at 31 December 2000 includes capitalised interest of £18.7 million.

10 Investments

	Fixed asset investments		Subsidiary	
	Listed £m	Unlisted £m	undertakings £m	Total £m
The Group				
Cost				
At 1 January 2000	20.6	0.2		20.8
Disposal of investment		(0.1)		(0.1)
Exchange movement	(1.5)			(1.5)
At 31 December 2000	**19.1**	**0.1**	**–**	**19.2**
Amounts provided				
At 1 January and 31 December 2000		0.1		0.1
Net book value				
At 31 December 2000	**19.1**	**–**	**–**	**19.1**
At 31 December 1999	20.6	0.1	–	20.7
The Company				
Cost				
At 1 January 2000			713.7	713.7
At 31 December 2000	**–**	**–**	**713.7**	**713.7**
Amounts provided				
At 1 January and 31 December 2000			21.3	21.3
Net book value				
At 31 December 2000	**–**	**–**	**692.4**	**692.4**
At 31 December 1999	–	–	692.4	692.4

The market value of the listed investment at 31 December 2000 was £5.5 million (1999: £6.8 million).

Principal subsidiary undertakings of the Company, all of which are 100% owned, are as follows:

Name of Company	Business and area of operation	Country of incorporation or registration
Premier Oil Exploration Ltd*	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd*	Exploration, production and development, UK	Scotland
PCO Trading Ltd*	Oil trading, UK	England & Wales
PCO Finance Ltd	Investment, UK	Jersey
Premier Consolidated Oilfields Finance BV*	Investment and exploration, Europe	Netherlands
Premier Petroleum Myanmar Ltd*	Exploration and development, Myanmar	Hong Kong
Premier Oil Natuna Sea BV*	Exploration, production and development, Indonesia	Netherlands
Premier Oil Australia Pty Ltd*	Holding Company, Australia	Australia
Premier Oil Holdings Ltd	Holding Company, UK	England & Wales

* Held through subsidiary undertakings.

10 Investments continued

Investments in other entities are as follows:

Name of Company	Business and area of operation	Classification	Ordinary shares held %	Country of incorporation or registration
Premier & Shell Pakistan BV*	Exploration and production, Pakistan	Joint venture	50.1	Netherlands
Anglo Albanian Petroleum Ltd	Exploration and production, Albania	Joint arrangement	50.0	Jersey
Taninthayi Pipeline Company Ltd	Pipeline operations, Myanmar	Joint arrangement	26.7	Grand Cayman
Global Resources Ltd*	Production and development, Myanmar	Joint venture	50.0	Labuan
Australian Worldwide Exploration NL*	Exploration and production, Australia, New Zealand and Argentina	Fixed asset investment	22.9	Australia

* Held through subsidiary undertakings.

The Group accounts for joint arrangements which are not entities by recording its share of the arrangement's assets, liabilities and cash flows.

On 9 November 2000, the Group disposed of its 26.8% investment in Baker Jardine & Associates Ltd.

11 Investments in joint ventures

	2000 £m	1999 (restated) £m
Cost		
At 1 January	**89.6**	57.2
Share of (loss)/profit retained by joint venture	**(3.5)**	3.2
Return of capital invested in joint venture		(14.7)
Additional investment in joint venture	**3.9**	2.2
Transfer from subsidiary undertakings		102.1
Receipt arising from entry into joint venture		(63.9)
Group interest capitalised into joint venture assets	**0.9**	1.5
Exchange movement	**7.6**	2.0
At 31 December	**98.5**	89.6

Under FRS 9 'Associates and Joint Ventures' the Group accounts for its 50.1% share in Premier & Shell Pakistan BV and its 50% share of Global Resources Ltd as interests in joint ventures.

Premier's share of the net assets of Premier & Shell Pakistan BV and Global Resources Ltd at 31 December 2000 was:

	2000 £m	1999 (restated) £m
Fixed assets	**226.8**	193.2
Current assets		
Stocks	**2.5**	1.0
Debtors	**24.8**	2.5
Cash and short term deposits	**3.0**	3.3
Total current assets	**30.3**	6.8
Total assets	**257.1**	200.0
Creditors: amounts falling due within one year	**(27.0)**	(5.2)
Total assets less current liabilities	**230.1**	194.8
Creditors: amounts falling due after one year	**(124.1)**	(100.2)
Provision for liabilities and charges	**(7.5)**	(5.0)
Net assets	**98.5**	89.6

12 Debtors

	Group 2000 £m	Group 1999 (restated) £m	Company 2000 £m	Company 1999 £m
Trade debtors	**42.6**	41.5	**0.3**	0.2
Amounts owed by subsidiary undertakings			**0.6**	0.5
Other debtors	**20.5**	5.0	**2.4**	
Prepayments	**4.8**	4.1		
Taxation recoverable	**8.0**	3.6	**0.5**	0.3
	75.9	54.2	**3.8**	1.0

Amounts owed to the Company by subsidiary undertakings of £0.6 million (1999: £0.5 million) are not expected to be repaid within the next year, and are therefore classified as due after more than one year.

Taxation recoverable includes £0.8 million (1999: £0.3 million) advance corporation tax which will be relieved against mainstream corporation tax payable after more than one year.

13 Creditors: Amounts falling due within one year

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Trade creditors	**25.9**	4.5		
Amounts owed to subsidiary undertakings			**224.5**	193.6
Corporation tax	**0.1**	0.6		
Other taxes and social security costs	**1.0**	1.9		
Interest payable	**11.9**	6.4	**5.5**	5.3
Other creditors	**11.3**	8.6	**0.4**	0.4
Accruals	**53.2**	68.5		1.0
	103.4	90.5	**230.4**	200.3

Included in creditors are amounts which relate to the Group's exploration and development activities, and those of operated joint ventures.

14 Creditors: Amounts falling due after one year

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Loans due after more than one year (see note 15)	**350.1**	326.1	**187.9**	173.9
Financing costs	**(2.5)**	(1.1)	**(0.9)**	(1.1)
Amounts owed to subsidiary undertakings			**27.2**	27.2
	347.6	325.0	**214.2**	200.0

15 Borrowings

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Amounts falling due after one year:				
Bank loans	**134.2**	124.2		
US$55 million 7.44% Series A Guaranteed Senior Notes due 2005*	**36.9**	34.2	**36.9**	34.2
US$20 million 7.56% Series B Guaranteed Senior Notes due 2008*	**13.4**	12.4	**13.4**	12.4
US$55 million 7.56% Series C Guaranteed Senior Notes due 2008*	**36.9**	34.2	**36.9**	34.2
US$150 million 7.44% Guaranteed Senior Notes due 2008*	**100.7**	93.1	**100.7**	93.1
8% Convertible Capital Bonds due 2005	**28.0**	28.0		
Total long term borrowings	**350.1**	326.1	**187.9**	173.9
Cash:				
Cash at bank and in hand	**4.1**	5.0		
Short term deposits	**23.1**	150.4		
Total cash	**27.2**	155.4	**–**	–
Net borrowings	**322.9**	170.7	**187.9**	173.9

* Jointly issued with another group company and guaranteed by certain subsidiary undertakings.

During 2000 a US$200 million bank revolving credit facility was re-financed with a US$250 million bank revolving credit facility which matures in June 2003. At 31 December 2000 US$200 million had been drawn under this facility.

The US$55 million 7.56% Series C Guaranteed Senior Notes due 2008 have a range of maturities from 2006 to 2008.

The US$150 million 7.44% Guaranteed Senior Notes due 2008 have a range of maturities from 2004 to 2008.

The 8% Convertible Capital Bonds due in 2005 were issued by a subsidiary undertaking and guaranteed by the Company on a subordinated basis. The bonds are convertible into ordinary shares of the Company between 1993 and 2005 and have a conversion price of £1.04, subject to adjustment in the event of capitalisation or rights issue and are redeemable at par on 31 March 2005 at the option of the bondholder. Alternatively the issuing subsidiary undertaking is entitled to require conversion of the bonds from 1 April 1995 until final maturity date into 2% exchangeable redeemable preference shares due 2005 which shall be redeemable at the issue price.

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Bank loans analysed by maturity:				
Amounts falling due:				
In more than one year, but not more than two years		49.7		
In more than two years, but not more than five years	**134.2**	74.5		
	134.2	124.2	**–**	–
Other loans analysed by maturity:				
Amounts falling due:				
In more than two years, but not more than five years	**105.2**	18.6	**77.2**	18.6
In five years or more by instalments	**110.7**	183.3	**110.7**	155.3
	215.9	201.9	**187.9**	173.9
	350.1	326.1	**187.9**	173.9

16 Obligations under leases

	Group 2000 £m	Group 1999 £m
Amounts paid under operating leases:		
Operating lease rentals paid – other operating leases		0.2
Annual commitment under non-cancellable operating leases which expire:		
– In two to five years	**2.2**	3.4
– Over five years	**38.3**	
	40.5	3.4

17 Provision for liabilities and charges

	Group 2000 £m	Group 1999 (restated) £m
Decommissioning costs	**6.8**	4.9
Deferred petroleum revenue tax	**7.0**	14.1
Deferred corporation tax	**21.8**	22.1
Deferred overseas tax	**3.7**	3.8
	39.3	44.9

Decommissioning costs*	Group 2000 £m	Group 1999 £m
At 1 January	**4.9**	3.3
Revision arising from change in estimate of future decommissioning costs	**1.8**	1.3
Unwinding of discount on decommissioning provision	**0.5**	0.3
Provision release	**(0.4)**	
	6.8	4.9

* All decommissioning costs relate to UK oil and gas interests, which are provisionally expected to be incurred between 2001 and 2025.

Deferred petroleum revenue tax	Group 2000 £m	Group 1999 (restated) £m	Company 2000 £m	Company 1999 £m
At 1 January	**14.1**	13.1		
Charge for year		1.0		
Provision release	**(7.1)**			
	7.0	14.1	**–**	–
Deferred corporate taxes				
At 1 January	**22.1**	21.9		
Charge for year		0.2		
Provision release	**(0.3)**			
	21.8	22.1	**–**	–
Deferred overseas tax				
At 1 January	**3.8**	2.6		
Charge for year	**0.9**	1.2		
Provision release	**(1.0)**			
	3.7	3.8	**–**	–

18 Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Financial Review on pages 16 to 19 of this report.

Short term debtors and creditors have been excluded from the following disclosures, except currency risk disclosures as permitted by FRS 13 'Derivatives and Other Financial Instruments: Disclosures'.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 31 December 2000 was:

Currency	Fixed rate £m	Floating rate £m	Total £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	4.3
US$	187.9	134.2	322.1	7.5	5.4
	215.9	**134.2**	**350.1**	**7.7**	**5.2**

The interest rate profile of the financial liabilities of the Group as at 31 December 1999 was:

Currency	Fixed rate £m	Floating rate £m	Total £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	5.3
US$	173.9	124.2	298.1	7.9	6.4
	201.9	**124.2**	**326.1**	**7.9**	**6.2**

The floating rate financial liabilities comprise bank borrowings bearing interest at rates set by reference to three months LIBOR.

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at 31 December 2000 was:

Currency	Fixed rate £m	Floating rate £m	Interest-free £m	Total £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		18.6		18.6		
US$		4.4	4.1	8.5		
Other		0.1		0.1		
	–	**23.1**	**4.1**	**27.2**	**–**	**–**
Investments						
Aus$	0.2		18.9	19.1	7.0	0.1
Total	**0.2**	**23.1**	**23.0**	**46.3**	**7.0**	**0.1**

Cash of £4.1 million (1999: £2.4 million) on which no interest is paid relates to balances available to meet immediate operating payments and are therefore only held for short periods interest-free. The interest-free investments are equity shares held as a long term investment.

18 Financial instruments continued

The interest rate profile of the financial assets of the Group as at 31 December 1999 was:

Currency	Fixed rate £m	Floating rate £m	Interest-free £m	Total £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		128.7		128.7		
US$		24.1	1.0	25.1		
Aus$		0.2		0.2		
Other			1.4	1.4		
	–	**153.0**	**2.4**	**155.4**	**–**	**–**
Investments						
Sterling			0.1	0.1		
Aus$	3.8		16.9	20.7	7.0	0.3
	3.8	–	17.0	20.8	7.0	0.3
Total	**3.8**	**153.0**	**19.4**	**176.2**	**7.0**	**0.3**

The floating rate cash and short term deposits comprise deposits placed on the money markets for periods ranging from overnight to three months.

The interest-free investments are equity shares which bear no interest and have no maturity date. The fixed rate investment is comprised of convertible notes bearing interest at 7% pa, redeemable into equity shares upon demand. These are expected to have been converted into equity shares by early 2001.

Currency risk

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net exchange gains and losses recognised in the profit and loss account. At 31 December 2000, these exposures were as follows:

Functional currency	Net foreign currency monetary assets/(liabilities) in £m: Sterling	US$	Other	Total
Sterling		(4.2)		(4.2)
US$	5.3		1.9	7.2
	5.3	**(4.2)**	**1.9**	**3.0**

The currency risk attributable to net monetary assets and liabilities at 31 December 1999 was:

Functional currency	Net foreign currency monetary assets/(liabilities) in £m: Sterling	US$	Aus$	Other	Total
Sterling		17.7	0.1		17.8
US$	(17.4)			2.7	(14.7)
	(17.4)	**17.7**	**0.1**	**2.7**	**3.1**

18 Financial instruments continued

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities other than short term creditors such as trade creditors and accruals are set out in note 15.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at the year-end are:

	2000 £m	1999 £m
Expiring within one year		20.0
Expiring in more than one year, but not more than two years		20.0
Expiring in more than two years, but not more than five years	**33.6**	
	33.6	40.0

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities:

	2000		1999	
	Carrying amount £m	Estimated fair value £m	Carrying amount £m	Estimated fair value £m
Long term financial assets				
Fixed asset investments	**19.1**	**5.5**	20.7	6.9
Primary financial instruments held or issued to finance the Group's operations				
Cash and short term deposits	**27.2**	**27.2**	155.4	155.4
Bank loans	**(134.2)**	**(134.2)**	(124.2)	(124.2)
Convertible Capital 8% Bond	**(28.0)**	**(23.0)**	(28.0)	(28.0)
Loan notes	**(187.9)**	**(186.2)**	(173.9)	(173.9)
Derivative financial instruments held or issued to hedge the Group's exposure on expected future sales				
Forward commodity contracts		**2.2**		(4.6)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Group could realise in the normal course of business. Where no market value is readily available, fair value has been determined by discounting the expected cash flows at prevailing interest and exchange rates.

18 Financial instruments continued

Hedges

	Gains £m	Losses £m	*Total net* gains/(losses) £m
2000			
Unrecognised gains and losses on hedges at 31 December 2000	**2.2**		**2.2**
of which: gains and losses expected to be recognised in 2001	2.2		2.2
1999			
Gains and losses arising in 1999 that were not recognised in 1999		(4.6)	(4.6)
Unrecognised gains and losses on hedges at 31 December 1999		(4.6)	(4.6)
of which: gains and losses expected to be recognised in 2000		(4.6)	(4.6)

19 Share capital

	31 December 2000 5p shares	31 December 2000 £	31 December 1999 5p shares	31 December 1999 £
Ordinary Shares				
Authorised	**1,894,043,648**	**94,702,182**	1,894,043,648	94,702,182
Called up, issued and fully paid	**1,547,119,761**	**77,355,988**	1,547,119,761	77,355,988
Non-Voting Convertible Shares				
Authorised	**36,214,252**	**1,810,713**	36,214,252	1,810,713
Called up, issued and fully paid	**36,214,252**	**1,810,713**	36,214,252	1,810,713

The Company has share option schemes under which options to subscribe for the Company's shares have been granted to certain executives and employees. During the year there were no shares issued under the 1985 scheme as no share options were exercised. The following options were outstanding at 31 December 2000 under the 1985 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
02.01.1994	02.01.2001	941,325	53.247
03.01.1995	03.01.2002	1,645,750	28.095
30.03.1996	30.03.2003	630,000	26.190
06.04.1996	06.04.2003	336,000	25.238
27.04.1997	27.04.2004	1,130,000	28.500
18.10.1997	18.10.2004	1,332,000	25.500
		6,015,075	

The following options were outstanding at 31 December 2000 under the 1995 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
24.10.1998	24.10.2005	75,000	27.500
26.04.2001	26.04.2006	974,400	31.750
07.04.2002	07.04.2007	1,106,200	40.000
30.09.2002	30.09.2007	300,000	51.000
16.04.2003	16.04.2008	4,489,800	37.250
13.10.2003	13.10.2008	300,000	22.000
06.04.2002	06.04.2009	5,000,000	13.500
27.04.2002	27.04.2009	7,200,000	18.750
29.10.2002	29.10.2009	9,950,000	17.250
20.04.2003	19.04.2010	12,664,000	12.500
18.09.2003	17.09.2010	15,201,689	14.000
		57,261,089	

19 Share capital continued

The following options were outstanding at 31 December 2000 under the Save as You Earn Share Option Scheme 1999:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
01.09.2002	01.03.2003	831,826	15.000
01.09.2004	01.03.2005	389,250	15.000
01.06.2003	01.12.2003	870,138	11.200
01.06.2005	01.12.2005	614,729	11.200
		2,705,943	

The rights and restrictions attached to the non-voting convertible shares are as follows:

Dividend rights:

The rights of the holders of non-voting convertible shares to receive dividends shall rank pari passu in all respects with the rights of the holders of the ordinary shares in relation to dividends.

Winding up or reduction of capital:

On a return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of the non-voting convertible shares to participate in the distribution of the assets of the Company available for distribution shall rank pari passu in all respects with the rights of the holders of ordinary shares.

Voting rights:

The holders of non-voting convertible shares shall be entitled to receive notice of, but not to attend, vote or speak at, any general meeting of the Company.

Conversion:

The non-voting convertible shares shall be converted into fully paid ordinary shares on the basis of one ordinary share for every convertible share so converted, at the times and manner as follows:

- Upon transfer of convertible shares to the Company with duly executed and stamp stock transfer forms in respect of such convertible shares.
- Where any person who is a holder of the convertible shares ceases to be a permitted holder (a person to whom a convertible share is originally issued and any person of subsidiary undertaking or holding company which holds the convertible shares).
- Upon the issue of ordinary shares by the Company pursuant to the exercise of share options under any of the Premier share option schemes.
- After 1 October 2001, each holder of convertible shares shall have the right to require the Company to convert some or all of its convertible shares into ordinary shares.

20 Reserves

	Share premium account £m	Capital reserve £m	Merger reserve £m	Profit and loss account £m
The Group				
At 1 January 2000	137.9	14.5	68.2	8.8
Prior year adjustment*				(32.8)
At 1 January 2000 (restated)	137.9	14.5	68.2	(24.0)
Exchange difference†				8.6
Retained profit for the year				6.1
At 31 December 2000	**137.9**	**14.5**	**68.2**	**(9.3)**
The Company				
At 1 January 2000	137.9	14.5	68.2	(6.5)
Retained loss for the year				(41.6)
At 31 December 2000	**137.9**	**14.5**	**68.2**	**(48.1)**

* If FRS 19 'Deferred Tax' had not been applied in 2000 Group reserves at 31 December 2000 would have been higher by £22.4 million.

† Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange differences on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

21 Group consolidated cash flow statement analysis

a) Reconciliation of operating profit/(loss) to net cash flow from operating activities

	2000 £m	1999 £m
Operating profit/(loss)	**28.9**	(9.0)
Amortisation	**32.5**	38.0
Asset write-down		14.3
Exchange translation difference	**(2.4)**	(0.8)
Increase in stocks	**(9.8)**	(2.2)
(Increase)/decrease in debtors	**(21.0)**	1.0
Increase/(decrease) in creditors	**13.8**	(9.6)
Net cash inflow from operating activities	**42.0**	31.7

b) Reconciliation of net cash flow to movement in net debt

	2000 £m	1999 £m
Decrease in cash in the period	**(5.8)**	(16.1)
Cash (inflow)/outflow from movement in liquid resources	**(127.3)**	144.8
Change in net debt resulting from cash flows	**(133.1)**	128.7
Short term deposits disposed with subsidiary		(2.0)
Exchange translation difference	**(19.1)**	(8.7)
(Increase)/decrease in net debt in the period	**(152.2)**	118.0
Opening net debt	**(170.7)**	(288.7)
Closing net debt	**(322.9)**	(170.7)

c) Analysis of net debt

	At 1 January 2000 £m	Cash flow £m	Exchange movements £m	At 31 December 2000 £m
Cash in hand and at bank	5.0	(5.8)	4.9	4.1
Debt due after one year	(326.1)		(24.0)	(350.1)
Short term deposits	150.4	(127.3)		23.1
Total net debt	(170.7)	(133.1)	(19.1)	(322.9)

22 Capital commitments and guarantees

At 31 December 2000 the Group had capital commitments on exploration and development licences totalling £9.7 million (1999: £119.9 million), £0.2 million as retainer fees for its alliance partners (1999: £0.1 million), performance guarantees £0.4 million (1999: £nil) and customs guarantees £0.2 million (1999: £nil).

As at 31 December 2000 the Group's share of joint venture capital commitments totalled £24.4 million (1999: £4.9 million), no performance guarantees (1999: £0.1 million) and customs guarantees £22.5 million (1999: £0.9 million).

At 31 December 2000 the Company had no capital commitments other than retainer fees £0.2 million (1999: £0.1 million), performance guarantees £0.4 million (1999: £nil) and customs guarantees £0.2 million (1999: £nil). The Company also has guarantees for the Convertible Capital 8% Bond as detailed in note 15.

23 Group pension schemes

The Group operates a defined benefit pension scheme in the UK – The Premier Consolidated Oilfields plc Retirement and Death Benefits Plan (the 'Scheme'). The Scheme was closed to new members in 1997 and a new scheme, being a defined contribution scheme, was started. All schemes are funded by the payment of contributions to separately administered trust funds.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The last formal valuation was undertaken as at 1 January 1998 using the attained age method. The market value of the Scheme assets was £7.1 million. However, for valuation purposes the Scheme assets were valued using a discounted income approach. On the method and assumptions adopted at the time, the actuarial value of the Scheme assets covered 89% of the members' accrued benefits based upon projected pensionable salaries. The employer's contribution rate to the Scheme was agreed at the rate equal to 20.5% of pensionable salaries. Based upon the method and assumptions adopted for the valuation this was projected to eliminate the deficit by 31 December 2002.

The principal financial assumptions adopted were (% per annum):	%
Rate of investment return	8.5
Rate of salary increases	6.5
Rate of pension increases	4.0
Rate of dividend growth	4.5

The accrued solvency position at the valuation date based upon the Minimum Funding Requirement was in excess of 100%.

24 Other related party transactions

During the year the Group entered into transactions with other related parties. These transactions arise in the ordinary course of business and mainly comprise the advancement of funds to meet the obligations of common interests in oil and gas joint ventures. Transactions during the year and balances outstanding at 31 December are as follows:

	Ownership of the Company's ordinary voting shares %	Funds advanced to related party £m	Funds received from related party £m	Net payable to related party £m
Related party				
Amerada Hess Ltd				
2000	25.0	18.3	26.9	2.0
1999	25.0	18.9	15.6	1.7
Petronas International Corporation Ltd				
2000	25.0			
1999	25.0			

The Group has contracted for Amerada Hess Ltd ('Amerada') to market the Group's crude oil sales from the Fife area fields for which Amerada charge a marketing fee. During the year to 31 December 2000, Amerada charged total fees of £28,713 (1999: £27,235).

The wife of Sir David John (Chairman) holds 17,000 shares.

25 Post balance sheet events

On 23 January 2001, the Group converted 624,032 convertible notes held as a fixed asset investment into ordinary shares in Australian Worldwide Exploration NL ('AWE') thus increasing the Group's interest in the ordinary share capital of AWE to 23.4% (22.9% at year-end).

Financials		2000	1999 (restated)	1998 (restated)	1997	1996
Turnover	(£ million)	**115.7**	89.5	104.6	166.2	138.8
Profit/(loss) before tax	(£ million)	**17.0**	(16.7)	(128.0)	72.9	68.5
Net profit/(loss) for the period after tax	(£ million)	**6.1**	(27.7)	(169.8)	50.3	45.3
Cash flow after interest and tax	(£ million)	**8.1**	(1.7)	32.9	90.5	62.4
Shareholders' funds	(£ million)	**290.5**	275.8	161.7	332.0	281.6
Net debt	(£ million)	**(322.9)**	(170.7)	(288.7)	(174.7)	(159.9)
Per share statistics						
Earnings/(loss) per share (basic)	(pence/share)	**0.39**	(2.50)	(16.37)	4.72	4.44
Dividend per share	(pence/share)	**–**	–	–	0.61	0.55
Reserves per share – year-end	(boe/share)	**0.31**	0.42	0.45	0.22	0.19
Cash flow per share	(pence/share)	**0.5**	(0.2)	3.2	8.8	6.1
Issued shares – average	(million)	**1,583**	1,108	1,037	1,028	1,020
Operations						
Production (working interest basis)	(mboepd)	**27.5**	29.1	35.5	43.9	32.0
Proved and probable reserves (working interest basis)	(mmboe)	**488.4**	460.4	469.9	226.3	194.5
Employees – UK	(number)	**48**	60	70	62	66
– Overseas	(number)	**397**	325	329	174	95
Key indices						
Realised average oil price	(£ per boe)	**14.22**	9.22	8.14	11.30	11.86
Average exchange rates	($/£)	**1.52**	1.62	1.66	1.63	1.57
Closing exchange rates	($/£)	**1.49**	1.61	1.66	1.65	1.69

1996 and 1997 have not been restated for the effects of FRS 19 as it would be impractical to do so.

SHAREHOLDER INFORMATION

Analysis of shareholdings as at 12 March 2001

Size of shareholding	Number of holders	%	Number of shares held millions	%
1–5,000	16,090	65.15	28.9	1.87
5,001–10,000	3,854	15.60	28.8	1.86
10,001–50,000	3,887	15.74	81.7	5.28
50,001–100,000	403	1.63	29.6	1.91
100,001–500,000	324	1.32	71.3	4.60
Over 500,000	136	0.56	1,307.1	84.48
	24,694	100.00	1,547.4	100.00

Dealing information
FT Share Price Service – Telephone: 0891 433711
SEAQ short code – PMO
TOPIC page number – 52114
Teletext page number – 514

Financial calendar
Announcements
Interim – September 2001
Preliminary – March 2002

RESERVES

As at 31 December 2000

Group proved and probable reserves

	Working interest basis									
	UK		Southern Europe	Pakistan		Far East		**Total**		
	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	**Oil and NGLs mmbbls**	**Gas bcf**	**Oil, NGLs and Gas mmboe**
Group										
At 1 January 2000	38.2	11	16.6			18.9	727	73.7	738	217.8
Revision*	4.1	27	(0.1)			(0.4)	160	3.6	187	40.3
Production	(5.6)	(2)				(1.9)		(7.5)	(2)	(7.9)
At 31 December 2000	**36.7**	**36**	**16.5**	**–**	**–**	**16.6**	**887**	**69.8**	**923**	**250.2**
Joint venture – Group share										
At 1 January 2000				0.4	383	22.0	871	22.4	1,254	242.6
Revision*										(2.4)
Production					(7)	(0.1)	(4)	(0.1)	(11)	(2.0)
At 31 December 2000	**–**	**–**	**–**	**0.4**	**376**	**21.9**	**867**	**22.3**	**1,243**	**238.2**
Total Group and Group share of joint venture reserves										
At 1 January 2000	38.2	11	16.6	0.4	383	40.9	1,598	96.1	1,992	460.4
Revision*	4.1	27	(0.1)			(0.4)	160	3.6	187	37.9
Production	(5.6)	(2)			(7)	(2.0)	(4)	(7.6)	(13)	(9.9)
At 31 December 2000	**36.7**	**36**	**16.5**	**0.4**	**376**	**38.5**	**1,754**	**92.1**	**2,166**	**488.4**
Total Group and Group share of joint venture										
Proved developed	21.0	4		0.2	127	13.5	617	34.7	748	170.7
Proved undeveloped	7.6	14	6.3	0.2	157	12.8	638	26.9	809	173.4
Probable developed	2.3	1				3.2	195	5.5	196	42.1
Probable undeveloped	5.8	17	10.2		92	9.0	304	25.0	413	102.2
At 31 December 2000	**36.7**	**36**	**16.5**	**0.4**	**376**	**38.5**	**1,754**	**92.1**	**2,166**	**488.4**

* Revisions include upgrades in the Kyle and Fife fields in the UK, and the Anoa field in Indonesia, and a downgrade in the Kakap field in Indonesia.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Acccounting Committee (OIAC) dated January 2000.

The Group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the Production Sharing Contracts in Indonesia, Albania and Myanmar.
On a working interest basis the reserves increased by 37.9 mmboe before production of 9.9 mmboe. On an entitlement basis reserves increased by 25 mmboe, giving total entitlement reserves of 411 mmboe as at 31 December 2000.

Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values.

The above table excludes the Group's unbooked proved and probable reserves of 114 mmboe, pending commercialisation of these reserves.

PREMIER'S WORLDWIDE LICENCE INTERESTS AT 12 MARCH 2001

	Licence	Block	Operator	Equity %	Field
Albania		Patos Marinza	Anglo-Albanian	25.00	
		Dumre	Anglo-Albanian	25.00	
		Velca	**Premier**	35.00	
Denmark	1/95	5503/2,3 5603/30,31	Amerada	20.00	
Germany	B20 008/55	A2,3,5,6(SW),8,9,129NE	Amerada	25.00	
Indonesia		Kakap	Gulf Resources	18.75	
		Pangkah	**Premier**	40.00	
		Block A	**Premier**	66.67	
		Block 1	**Premier**	50.00	
Myanmar		M12	**Premier** †	26.67	
		M13	**Premier** †	26.67	
		M14	**Premier** †	26.67	
Netherlands	E/EOF/MV/96043564	A5	Amerada	25.00	
Pakistan		Kadanwari	LASMO *	7.89	
		Qadirpur	OGDC *	4.75	
		Ghauspur	**Premier** *	25.00	
		Bolan	**Premier** *	23.75	
		Dumbar	**Premier** *	47.50	
		Dadu	BHP *	11.88	
		Dadhar	**Premier** *	31.00	
		Khairpur Nathan Shah	**Premier** *	47.50	
		Kirthar	LASMO *	23.75	
		Kalat	**Premier**	100.00	
United Kingdom	P257	14/25a, b	Amerada	1.25	
	P218	15/21a	Amerada	3.75	Scott, Telford, Rob Roy, Ivanhoe
	P588	15/21b	Amerada	3.75	Hamish, Perth
	P735	15/25c	Talisman	7.50	Blenheim, Bladon
	P317	20/2a	Petrobras	11.03	Ettrick
	P931	20/19, 20	Kerr McGee	15.00	
	P420	21/15b	Enterprise	5.00	
	P354	22/2a	**Premier**	30.00	Chestnut
	P751	28/10a	EDC	12.50	
	P748	29/2c	Ranger	35.00	Kyle
	P755	30/22b	Kerr McGee	2.50	
	P288	31/21, 26a, 27a	Amerada	15.00	Angus, Fife, Flora
	P758	31/26b, 26c	Amerada	35.00	
	P1003	31/26d, 27b	Amerada	35.00	
	P802	39/1a, 2a	Amerada	35.00	Fife, Fergus
	P142	48/12a, 13b	ExxonMobil	10.00	Galahad, Mordred
	P534	98/6a, 7a	BP	12.50	Wytch Farm
	P1022	98/11	BP	12.38	
	P939	106/8, 9, 13	British Gas	15.00	
	PL089		BP	12.50	Wytch Farm

* Licences held through a joint venture.

† The Yetagun gas project, which forms part of these licences, is held through a joint venture.

ADDRESSES

Registered Office
Premier Oil plc
Registered No 17829 Scotland
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

Head Office
23 Lower Belgrave Street
London SW1W 0NR
Telephone: 00 44 20 7730 1111
Fax: 00 44 20 7730 4696
Telex: 918121
www.premier-oil.com

Premier Oil Albania Ltd
Villa No 21
Ruga 'Tre Vellezerit Kondi'
Tirana, Albania
Telephone: 00 355 422 6909
Fax: 00 355 422 8329

Premier Oil Indonesia Ltd
Plaza City View
4th Floor
Jln. Kemang Timur No 22
Jakarta 12560, Indonesia
Telephone: 00 6221 718 2001
Fax: 00 6221 718 2010

Premier Petroleum Myanmar Ltd
#16 Shwetaung Kyar
Bahan 11201
Yangon
Union of Myanmar
Telephone: 00 951 526 411
Fax: 00 951 525 698

Premier & Shell Pakistan BV
4th Floor
Jang Building
Jinnah Avenue, Blue-Area
Islamabad, Pakistan
Telephone: 00 9251 823 814
Fax: 00 9251 821 785
Telex: 54537

Auditors
Ernst & Young
Becket House
1 Lambeth Palace Road
London SE1 7EU

Solicitors
Slaughter and May
35 Basinghall Street
London EC2V 5DB

Stockbrokers
SG Securities (London) Ltd
Exchange House
Primrose Street
Broadgate
London EC2A 2DD

Registrars
Computershare Services PLC
Registrar's Department
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR

DESIGNED AND PRODUCED BY PHILOSOPHY
PHOTOGRAPHY BY MIKE ABRAHAMS
PRINTED BY EMPRESS LITHO


Children playing at school in Kaungmu village, Myanmar


Workers welding on new gas platform, Indonesia


Worker on Yetagun platform


Helicopter pad on Yetagun platform

www.premier-oil.com